Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Berkshire Biomedical Corporation
5950 Berkshire Ln., Suite 375
Dallas, TX 75225
https://www.berkshirebiomedical.com/

Up to $1,500,000.00 in Class A-4 Preferred Stock at $8.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Berkshire Biomedical Corporation
Address: 5950 Berkshire Ln., Suite 375, Dallas, TX 75225
State of Incorporation: DE
Date Incorporated: July 19, 2016

Terms:

Equity

Offering Minimum: $20,000.00 | 2,500 shares of Class A-4 Preferred Stock
Offering Maximum: $1,500,000.00 | 187,500 shares of Class A-4 Preferred Stock
Type of Security Offered: Class A-4 Preferred Stock
Purchase Price of Security Offered: $8.00
Minimum Investment Amount (per investor): $400.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.


Investment Incentives and Bonuses*


Loyalty Bonus

Current investors, and select family and friends will receive 30% bonus shares.

Time-Based Perks

Early Bird 1: Invest $2,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $25,000+ within the first two weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first two weeks and receive 30% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $25,000+ between Day 35 - 40 and receive 15% bonus shares

Flash Perk 3: Invest $5,000+ between Day 60 - 65 and receive 5% bonus shares

Flash Perk 4: Invest $25,000+ between Day 60 - 65 and receive 10% bonus shares

Amount Based Perks

Tier 1 Perk: Invest $75,000+ and receive 10% bonus shares

Tier 2 Perk: Invest $100,000 and receive 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Berkshire Biomedical Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A-4 Preferred Stock at $8.00 / share, you will receive 110 shares of Class A-4 Preferred Stock, meaning you'll own 110 shares for $800. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Berkshire Biomedical Corporation is a pre-revenue medical device company pioneering the use of biometric technologies, combined with encrypted HIPAA compliant cloud-based and healthcare provider-enabled remote management systems, to provide precise and accurate patient-administered medication delivery systems. Its flagship product, the Computerized Oral Prescription Administration (COPA™) system, is designed to deliver precise and accurate liquid oral medications to only the authenticated intended user (AIU™). COPA has utility and application across many therapeutic disease categories with the Company initially focused on aiding persons with Opioid Use Disorder (OUD) through at-home methadone medication delivery, COPA leverages dual biometric authentication and real-time remote monitoring aiming to improve medication adherence and enhance patient care. The company has successfully secured patents, raised capital, and collaborated with leading regulatory and clinical experts to address critical healthcare challenges, including those persons impacted by the opioid crisis.

Business Model

Upon receiving marketing authorization from the U.S. Food and Drug Administration, Berkshire Biomedical plans to employ a subscription-based business model tailored to meet the operational needs of SAMHSA-certified Opioid Treatment Programs (OTPs) and other healthcare providers. Instead of selling devices outright, the company will provide COPA^{TM} systems through subscription (leasing) arrangements on a per patient per week basis, which include durable units, disposable SynCaps, and data functionality. This approach aligns with the billing cycles of OTP clinics and ensures affordability while enabling scalability. The company then plans to expand into adjacent markets, including pain management and clinical research, utilizing partnerships to enhance distribution and reach.

Intellectual Property

Berkshire Biomedical safeguards its innovations with 10 issued patents in the United States and 19 Internationally. The company has engaged the leading law firm Haynes Boone for IP strategy, with freedom to operate and robust protection for its dual biometric authentication technology and advanced dispensing mechanisms. Beyond patents, proprietary manufacturing know-how and cybersecurity protocols further enhance the security and value of Berkshire's offerings, making COPA™ a unique and defensible asset in the healthcare market.

Berkshire has received Notice of Allowance for the marks "COPA" and "AIU"with the United States Patent and Trademark Office (USPTO). The company expects to continue to extend these notices until the date when the product is in use in commerce, at which time the trademarks will be fully registered.

Corporate History

Berkshire Biomedical LLC was originally formed as a limited liability company (LLC) in Delaware on July 19, 2016. On September 30, 2021, the Company converted from an LLC to a Corporation and filed its Certificate of Incorporation along with a name change to Berkshire Biomedical Corporation.

Berkshire Biomedical's CEO's Prior Unrelated Company's Bankruptcy Proceedings

The President, Chief Executive Officer, and Board Member of Berkshire Biomedical Corporation, John E. Timberlake, previously served as CEO of Valeritas Holdings, Inc., a publicly traded medical technology company listed on NASDAQ. In February 2020, Valeritas voluntarily filed for Chapter 11 bankruptcy to address liquidity challenges and pursue a sale of its business through a court-supervised process. The bankruptcy was influenced by a temporary supply disruption in late 2019 caused by manufacturing yield issues, which were further exacerbated by the COVID-19 pandemic, impacting supply chains. Despite these challenges, Mr. Timberlake led the company through the process, ensuring that over 90% of employees retained their jobs post-sale and that creditor proceeds were maximized. See the Risk Factors section of this Offering Memorandum for information on how this may affect your investment.

Automatic Conversion of Outstanding Convertible Notes

If the Company raises at least $1,000,000 in this Regulation Crowdfunding ("Reg CF") offering of Class A-4 Preferred Stock, then all outstanding principal and accrued interest on the Notes will automatically convert into Class A-4 Preferred Stock at a discounted price equal to 75% of the price per share paid by current investors. Please see the Company Securities, Risk Factors, and Dilution sections of the Form C for further information on how this may affect your investment.

Competitors and Industry

Competitors

While the medication dispensing market for OUD includes technologies like electronic pillboxes and lockboxes, Berkshire's COPA™ system stands out as the only known device with dual biometric authentication and direct-to-mouth medication delivery. Competitors, such as Verinetics and MedMinder, lack mechanisms to verify ingestion by the intended user nor do they combine user authentication technologies coupled with real-time monitoring capabilities designed to ensure only the right person gets the right amount of medication at the right time.. COPA™'s precise dosing, real-time reporting, and advanced analytics position it as a revolutionary tool, addressing the gaps left by existing solutions and creating a competitive edge in the growing OUD treatment market.

Industry

The Opioid Use Disorder treatment market is undergoing rapid transformation, driven by regulatory changes and need to increase patient access to at-home medication treatments with methadone.

Opioid Use Disorder (OUD) Market

OUD is a pervasive condition that significantly diminishes quality of life. It is defined as a chronic use of opioids that causes significant clinical distress or impairment. The disorder can range from dependence to addiction. It is estimated that 5.7M people live with OUD and have an increased risk of overdose and death. Methadone is commonly utilized to treat Opioid Use Disorder (OUD). Requirements to visit an Opioid Treatment Program(OTP) clinic for methadone treatment limits access to treatment, impacts quality of life, and reduces OUD treatment program retention.

Approximately 650,000 patients in the U.S. currently receive methadone through OTPs, and the Company estimates this number to grow as telehealth and take-home dose flexibilities expand access. Global opioid use disorder (OUD) medication market was valued at approximately USD 3.35 billion in 2023 and is projected to grow at a compound annual growth rate (CAGR) of 9.5%, reaching USD 7.48 billion by 2032. Berkshire is poised to capture significant market share by addressing the urgent need for secure and effective medication delivery solutions.

Take-home dose privileges for methadone have been a useful tool for treatment of OUD. A mixed-methods study demonstrated that take-home dose flexibility among stable patients was associated with receiving more take-home doses, higher rates of treatment retention, and lower rates of opioid-positive drug tests,demonstrating the ability of take-home doses to help patients maintain their sobriety and stay on treatment. However, limitations on or disallowance of take-home doses are a deterrent to initiating methadone treatment. Without proper adherence to daily prescribed doses of methadone, patients have an increased risk of relapse and overdose, making access and ease of use of methadone an unmet need of high concern.

Source: https://www.fortunebusinessinsights.com/opioiduse-disorder-oud-market-102674

Current Stage and Roadmap

Current Stage

Berkshire Biomedical is in the pre-commercialization phase, with its COPATM system finalizing all materials necessary to submit a De Novo application submission to the FDA targeted for the 2nd Quarter of 2025. The Company has completed rigorous testing, including human factors validation studies, and has received positive feedback from healthcare providers and patients. With nearly $20 million raised in funding to date (equity and debt) and a leadership team experienced in medical device commercialization, the Company believes it is well-positioned to transition from late-stage development to market entry.

Future Roadmap

Following FDA market authorization, Berkshire Biomedical plans to commercialize COPA™ in the U.S., focusing on OUD methadone take-home therapy. Initial efforts will target OTP organizations and large-scale operators, leveraging pilot programs to demonstrate COPA™'s value. Following the pilot launch, the Company will expand into a U.S. national launch targeting all OTP's. The company will then explore broader applications, including the approximately 3 million people who utilize opioids to treat their chronic pain and who are considered at high risk for abuse, other medications for CNS chronic diseases, and the use for clinical trial monitoring. Future planned developments include integrating prefilled drug cartridges and expanding into international markets, further solidifying Berkshire's position as a leader in secure medication delivery solutions.

Employment and Team Structure

The Company currently leverages a highly cost effective and efficient staffing model utilizing talented independent contractors with extensive operational experience in each of their specific fields and has one employee. Here's a detailed breakdown of our team structure:

Full-Time Leadership: The Company's two key leaders, including the CEO, John Timberlake, and Head of Operations, Christy Corey, who are engaged full-time exclusively in managing and growing the Berkshire business. This is their sole focus, and they do not hold employment or engage in work for any other companies.

Contractor-Based Team: The Company's broader team consists of independent contractors whose roles and time commitments vary based on the Company's operational needs and direction. These contractors provide support in various capacities, but they are not full-time employees.

Full-Time Equivalents: Collectively, the leadership and contractors represent the equivalent of 4 to 5 full-time team members actively working to manage the Company's vendor partners and achieve the Company's goals. This does not include the resources deployed by Sterling Medical Devices.

Outsourced Services: To efficiently manage operations and focus on core competencies, the Company contracts out specialized services, including highly talented organizations for Engineering (Sterling Medical Devices, a Vantage Medtech company) Regulatory (MediCept), specialist in medical device FDA testing, as well as organizations for general accounting, manufacturing, patent, and legal support.

The Team

Officers and Directors

Name: John Timberlake

John Timberlake's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO, CFO, and Director
  Dates of Service: April, 2021 - Present
  Responsibilities: John is responsible for shaping the strategic direction of a company, ensuring its financial performance and growth, and maintaining its overall operational excellence. He receives $368,000 annual compensation and he must provide for his medical and employment taxes. Mr. Timberlake also owns 202,500 stock options, none of which are vested at this time.

Other business experience in the past three years:

- Employer: Valeritas Inc.
  Title: President, CEO and Board Member
  Dates of Service: September, 2006 - February, 2020
  Responsibilities: John was responsible for shaping the strategic direction of this publicly traded (NASDAQ) company, ensuring its financial performance and growth, and maintaining its overall operational excellence.

Other business experience in the past three years:

- Employer: AMF Medical
  Title: Independent Member of the Board of Directors

Dates of Service: October, 2021 - April, 2023
Responsibilities: John provided leadership, analyzed and guided strategy, provided financial management, risk management and governance.

Name: Thomas Rouse

Thomas Rouse's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman, Director
  Dates of Service: June, 2016 - Present
  Responsibilities: Thomas assists the CEO and does not receive compensation., but owns 114,504 Class A-1 Preferred Shares, and 1,554,177 warrants for Common Stock.

Name: Susan Owen

Susan Owen's current primary role is with The Point Group. Susan Owen currently services on average 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: July, 2016 - Present
  Responsibilities: Susan serves on the Board of Directors. She does not receive compensation but owns 13,722 Class A-2 Preferred Shares, and 168,995 warrants for Common Stock.

Other business experience in the past three years:

- Employer: The Point Group
  Title: CEO
  Dates of Service: December, 2023 - Present
  Responsibilities: Susan runs the business and provides vision for the direction of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. In addition to transfer restrictions imposed by law, the Company's Stockholders Agreement contains additional transfer restrictions. All purchasers of the securities in this offering will be required to become a party to the Stockholders Agreement by executing a Joinder.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because they do not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A-4 Preferred Stock in the amount of up to $1,500,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of current preferred stock, common stock, or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an FDA-approved operational COPA™ or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the development stage and have only manufactured COPA™ devices used in tests required for our FDA submission and market research. Delays or cost overruns in the tests required for COPA FDA submission and/or the manufacture for commercial sale, of and or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Class A-4 Preferred Stock that an investor is buying has voting rights attached to it. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class A-4 Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our initial and any new products will fail to gain market acceptance for any number of reasons. If the initial product or any new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Berkshire Biomedical Corporation was formed on July 19, 2016. The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our Board of Directors determines that we are financially able to do so. Berkshire Biomedical has incurred a net loss, has had limited revenues from an NIH grant generated since inception, and may never generate product revenue. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that COPA™ is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 10 U.S. patents and 19 International patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on obtaining FDA marketing authorization, as well as compliance with other relevant government laws and regulations. These laws and regulations may be subject to change. If they do change, sales of our product may no longer be in the Company's best interests. At that point, the Company may no longer want to sell the product, and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to engineering, manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Payment of dividends to stockholders is uncertain
The Company's payment of dividends to stockholders may be subordinate to payment on any future debt financing extended to the Company. In addition, the growth and expansion of the Company's business will take priority over the payment of dividends.

There is no assurance of FDA authorization
COPA is currently not available for commercial use and has not yet been submitted to the FDA. The FDA regulatory process is time-consuming, expensive, and subject to potential delays. Delays in the regulatory process will necessarily delay the launch of our product. There is a risk that the Company's intended filing for marketing authorization with the FDA is delayed or does not occur. If FDA marketing authorization is not received, the Company will not be able to market or sell its product and the Company will fail.

There is no assurance of market acceptance

There can be no assurance that providers will accept COPA. If we fail to achieve broad market acceptance of our product, the Company will have limited revenues and as a result, will have operating losses or low profitability. Profitability is a key factor in the valuation of the Company's stock. Operating losses or low profitability will adversely affect the Company's ability to raise additional funds and will lessen the likelihood of the Company's success.

Uncertain Future Grant Awards

The Company filed an application for another Fast-Track Small Business Innovation Research (SBIR) grant from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA) in August of 2024 requesting funds to support the execution of a clinical study program to generate data for commercialization. There is no certainty that the Company will be awarded this grant in 2025.

Our CEO previously served as CEO of a company that declared bankruptcy

The President, Chief Executive Officer, and Director of Berkshire Biomedical Corporation, John E. Timberlake, previously served as CEO of Valeritas Holdings, Inc., a publicly traded medical technology company listed on NASDAQ. In February 2020, Valeritas voluntarily filed for Chapter 11 bankruptcy to address liquidity challenges and pursue a sale of its business through a court-supervised process. The bankruptcy was influenced by a temporary supply disruption in late 2019 caused by manufacturing yield issues, which were further exacerbated by the COVID-19 pandemic, impacting supply chains. Despite these challenges, Mr. Timberlake led the company through the process, ensuring that over 90% of employees retained their jobs post-sale and that creditor proceeds were maximized.

Uncertain Future Grant Awards

The Company filed an application for another Fast-Track Small Business Innovation Research (SBIR) grant from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA) in August of 2024 requesting $2.8M in funds for 2025-2027, to support the execution of a clinical study program to generate data for commercialization. There is no certainty that the Company will be awarded this grant in 2025.

Our CEO previously served as CEO of a company that declared bankruptcy

The President, Chief Executive Officer, and Director of Berkshire Biomedical Corporation, John E. Timberlake, previously served as CEO of Valeritas Holdings, Inc., a publicly traded medical technology company listed on NASDAQ. In February 2020, Valeritas voluntarily filed for Chapter 11 bankruptcy to address liquidity challenges and pursue a sale of its business through a court-supervised process. The bankruptcy was influenced by a temporary supply disruption in late 2019 caused by manufacturing yield issues, which were further exacerbated by the COVID-19 pandemic, impacting supply chains. Despite these challenges, Mr. Timberlake led the company through the process, ensuring that over 90% of employees retained their jobs post-sale and that creditor proceeds were maximized. Our CEO previously served as CEO of a company that declared bankruptcy The President, Chief Executive Officer, and Director of Berkshire Biomedical Corporation, John E. Timberlake, previously served as CEO of Valeritas Holdings, Inc., a publicly traded medical technology company listed on NASDAQ. In February 2020, Valeritas voluntarily filed for Chapter 11 bankruptcy to address liquidity challenges and pursue a sale of its business through a court-supervised process. The bankruptcy was influenced by a temporary supply disruption in late 2019 caused by manufacturing yield issues, which were further exacerbated by the COVID-19 pandemic, impacting supply chains. Despite these challenges, Mr. Timberlake led the company through the process, ensuring that over 90% of employees retained their jobs post-sale and that creditor proceeds were maximized.

The automatic conversion of outstanding Convertible Promissory Notes may result in additional dilution to investors in this offering

The Company has previously issued Convertible Promissory Notes that will automatically convert into shares of Class A-4 Preferred Stock if the Company raises at least $1,000,000 in this Regulation Crowdfunding (Reg CF) offering (excluding amounts raised from the conversion of outstanding convertible debt). Upon such a conversion, holders of these notes will receive Class A-4 Preferred Stock at a discounted price equal to 75% of the price per share paid by investors in this offering. If the Company reaches its $1,500,000 maximum funding goal in this offering, the total number of shares issued could be significantly higher than anticipated due to the conversion of these notes. Investors should carefully evaluate the impact of this potential dilution when making an investment decision.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rouse Asset Mngt, LLC (Owned and Operated by Thomas Rouse)	114,504	Class A-1 Preferred Stock	94.216%
Rouse Asset Mngt, LLC (Owned and Operated by Thomas Rouse)	1,554,177	Common Stock	

The Company's Securities

The Company has authorized Common Stock, Class A-1 Preferred Stock, Class A-2 Preferred Stock, Class A-3 Preferred Stock, Class A-4 Preferred Stock, Convertible Note, and Convertible Bridge Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 187,500 of Class A-4 Preferred Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 2,749,561 outstanding.

Voting Rights

1 vote per share, on shares issued (currently 24,674)

Material Rights

The amount of security authorized is 6,000,000 with a total of 24,674 issued, with 311,167 stock options granted (none are vested), and 2,413,720 warrants to purchase common stock. The total common shares outstanding is 24,674, plus stock options granted and warrants issued represent 2,749,561 allocated common shares. The fully diluted outstanding common shares (including issued preferred stock) is 2,909,684 shares.

Class A-1 Preferred Stock

The amount of security authorized is 150,000 with a total of 114,504 outstanding.

Voting Rights

10 votes per share.

Material Rights

The total amount of Class A Preferred Stock authorized is 6,000,000.

Dividends

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price, shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "Class A Accruing Dividends"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of Section 1 or in Section 2.1 of the Certificate of Incorporation, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in theAmended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price.

Class A-2 Preferred Stock

The amount of security authorized is 50,000 with a total of 13,722 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount of Class A Preferred Stock authorized is 6,000,000.

Dividends

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price, shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "Class A Accruing Dividends"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of Section 1 or in Section 2.1 of the Certificate of Incorporation, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in theAmended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price.

Class A-3 Preferred Stock

The amount of security authorized is 50,000 with a total of 31,897 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount of Class A Preferred Stock authorized is 6,000,000.

Dividends

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price, shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "Class A Accruing Dividends"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of Section 1 or in Section 2.1 of the Certificate of Incorporation, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in theAmended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price.

Class A-4 Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount of Class A Preferred Stock authorized is 6,000,000.

Notice to Investors Regarding Stockholders' Agreement Obligations and Restrictions

Restrictions on Transfer of Shares. The transfer or sale of shares is restricted and requires prior consent from the Company's Board of Directors unless it qualifies as a "Permitted Transfer" (e.g., estate planning transfers or as explicitly allowed under the Agreement). Any transfer not in compliance with these restrictions will be deemed null and void.

Joinder Requirement. Any transferee of shares must agree to be bound by the terms of the Agreement by signing a joinder agreement. Transfers will not be recognized without this.

Drag-Along Rights. In the event of an Acquisition Transaction (a sale of the Company or its assets), you will be required to vote in favor of the transaction and sell your shares under the terms approved by the majority of preferred shareholders.

Involuntary Transfer Provisions. The Agreement includes provisions for transfers upon certain events, such as divorce, death, or bankruptcy of a stockholder. In these cases, specific rights may allow the Company or other stockholders to purchase the affected shares at fair market value.

Please see the Stockholders' Agreement for further information, attached to the Offering Memorandum as Exhibit F.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Automatic Conversion of Outstanding Convertible Notes

If the Company raises at least $1,000,000 in this Regulation Crowdfunding ("Reg CF") offering of Class A-4 Preferred Stock, then all outstanding principal and accrued interest on the Notes will automatically convert into Class A-4 Preferred Stock at a discounted price equal to 75% of the price per share paid by current investors. Please see the Risk Factors and Dilution sections of the Form C for further information on how this may affect your investment.

Dividends.

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price, shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "Class A Accruing Dividends"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of Section 1 or in Section 2.1 of the Certificate of Incorporation, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price

Please see the Company's First Amended & Restated Certificate of Incorporation, Certificate of Designation, Certificate of Amendment to Certificate of Designation, and the Stockholders' Agreement for further information on material rights, attached to the Offering Circula as Exhibit F.

Convertible Note

The security will convert into Class a-4 preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $4,718,292.00
Maturity Date: October 20, 2025
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: Gross cumulative equity raise of at least $1,000,000. The security (principal and accrued interest) will convert into the same class of equity which triggers the conversion. If the conversion is triggered through this Regulation CF raise, the notes will convert into Class A-4 preferred stock

Material Rights

There are no material rights associated with Convertible Note.

Convertible Bridge Note

The security will convert into Class a-4 preferred stock and the terms of the Convertible Bridge Note are outlined below:

Amount outstanding: $2,242,984.00
Maturity Date: June 25, 2025
Interest Rate: 5.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: Gross cumulative equity raise of at least $1,000,000. The security will convert into the same class of equity which triggers the conversion. If the conversion is triggered through this Regulation CF raise, the notes will convert into Class A-4 Preferred Stock.

Material Rights

There are no material rights associated with Convertible Bridge Note.

What it means to be a minority holder

As a minority holder of Class A-4 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

In this offering, if the Company raises at least $1,000,000 (excluding amounts raised through the conversion of outstanding convertible debt), previously issued Convertible Promissory Notes will automatically convert into shares of Class A-4 Preferred Stock at a discounted price equal to 75% of the price paid by investors in this offering. As a result, additional shares will be issued upon conversion, increasing the total number of shares outstanding and diluting the ownership percentage of investors in this offering. Please see the Company Overview and Risk Factors sections of the Form C for further information on how this may affect your investment.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A-3 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,000,000.00
  Number of Securities Sold: 31,897
  Use of proceeds: Operating expenses
  Date: January 04, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $4,718,292.00
  Use of proceeds: Operating expenses
  Date: November 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Bridge Note
  Final amount sold: $4,250,000.00
  Use of proceeds: Operating expenses
  Date: November 29, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2023.

Revenue

Revenue for fiscal year 2022 was $266,048 compared to 1,714,007 in fiscal year 2023.

Berkshire's lead product (COPA™) is under development and the Company expects to file an application for marketing authorization with the FDA in the 2nd Quarter of 2025. Therefore, the Company has no product (operating) revenue, however, in 2022 and 2023, the Company received $266,048 and $1,714,007 (respectively) in grant revenue from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA) to support the development and testing required for the COPA De Nova application to the FDA.

Cost of Sales

There is no cost of sales as the Company has not had any commercial product sales or revenue.

Gross Margins

The Company has not produced any product for commercial sale and has not generated any product revenue.

Operating Expenses

Operating expenses for fiscal year 2022 were $4,629,874 compared to $4,680,868 in fiscal year 2023.

The Company's operating expenses are primarily the result of product development and testing required for FDA submission. The slight increase in 2023 is due to an increase in product testing expenses.

Historical results and cash flows:

The Company is currently in the development stage with our lead product COPO™. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the vast majority of the operating expenses during 2022 and 2023 supported the development, enhancement, and completion of extensive testing necessary for the application to the FDA for marketing authorization.

Past cash was primarily generated through equity investments, convertible notes, bridge notes, and a $2.0 million Fast-Track Small Business Innovation Research (SBIR) grant (1R44DA057185-0l) from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA). Our goal is to generate additional capital through this equity raise and through future grant proceeds from the NIH. The Company filed an application for another Fast-Track Small Business Innovation Research (SBIR) grant from the National Institutes of Health's (NIH) National Institute of Drug Abuse (NIDA) in August of 2024 requesting $2.8M in funds to be used in 2024 through 2025. The Company has received a strong initial scientific review of the application receiving an impact score of 24. NIDA grants with an impact score of less than 30generally get funded but this is not certain as the actual funding of a grant is dependent on many factors including the other grants reviewed by NIDA in the same review cycle as well as annual funding to NIH and NIDA. Therefore, the Company can't say with any certainty that it will be awarded this grant in 2025. The proceeds of this equity raise will support the final steps in filing the application with the FDA and support operations. The receipt of the NIH grant would support a clinical study program to be used for promotional and educational purposes to support the future commercialization of COPA.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 7, 2025, the Company has capital resources available in the form of a set of Bridge Notes, and a line of credit for $200,000 from current investors and debt holders. As of February 7, 2025, our total cash was $400,263.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support:

- The completion of required testing for the FDA application for marketing authorization

- The completion of all necessary tests and documents that are required to be submitted to the FDA in the Company's application for marketing authorization.

- Support operations during the time period the FDA reviews the Company's application and to respond to any FDA questions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $20,000, we anticipate the Company will be able to operate for 3 months, assuming current investors who have already invested over $21 million, do not continue to invest in the company. The three months are based on an operating plan that would focus exclusively on finishing the FDA application and would cover the expected final costs to submit the COPA application to the FDA. If only the minimum was raised, the Company would draw upon the existing available credit on the Bridge Notes and once the FDA application is filed, the monthly burn rate could be reduced to $30,000 to maintain core operations with the CEO taking non-cash compensation.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 13 months. This is based on a projected monthly burn rate of $85,000 for expenses related to supporting core operations and responding to the FDA questions during the COPA FDA review process. This does not include the impact of receiving any NIH grant proceeds on the existing grant application that is under review by the NIH. There can be no guarantees that the Company will receive this NIH grant in 2025, so these proceeds have not been included in the 2025 projections.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including amending the current existing bridge and or convertible notes that the Company currently has in place with the majority of their current equity investors. The current investors have invested nearly $22 million in equity and debt to date and remain committed to securing regulatory approval for COPA. There can be no guarantees that the current debt and noteholders will agree to continue to invest. The Company has also conducted a formal outreach to larger institutional and VC investors as a means to educate them and increase awareness of Berkshire for future post-FDA approval investment possibilities. There can be no guarantee any of these investors will invest at a future date.

Indebtedness

- Creditor: Convertible Notes Investors
  Amount Owed: $4,718,292.00
  Interest Rate: 8.0%
  Maturity Date: October 20, 2025
  The Company has issued approximately $4.54 million in convertible notes (net after Accrued interest and Unamortized debt discount) accruing 8% annual interest, maturing on October 20, 2025, unless converted earlier. These notes automatically convert into Class A-4 Preferred Stock at a 25% discount in the next qualified equity financing of at least $1,000,000. In connection with these notes, the Company issued 2,413,719 warrants to purchase Class A Common Stock at $0.01 per share, exercisable upon the next financing round and valid for five years. Due to these conversion and warrant features, a derivative liability was recorded, with fair value adjustments impacting financial statements. In July 2024, the Company extended the maturity date to October 20, 2025. These terms may result in future dilution for investors.

- Creditor: Convertible Bridge Notes Investors
  Amount Owed: $2,242,984.00
  Interest Rate: 5.0%
  Maturity Date: June 25, 2025
  The Company has issued bridge loans totaling $3.45 million as of December 31, 2023, with a 5% simple interest rate. These loans automatically convert into the same class of stock as the next qualified equity financing at a 5% discount, increasing to 10% after 12 months. In November 2024, the Company increased the total bridge loan capacity to $4.45 million and lowered the equity conversion trigger from $2 million to $1 million, with an additional $1.61 million drawn in 2024. Due to the conversion feature, a derivative liability was recorded, and fair value adjustments impact financial statements. These terms may result in future dilution for investors; please see the Dilution section of the Form C for how this may affect your investment.

Related Party Transactions

- Name of Person: Thomas M Rouse (Rouse Asset Management, LLC and Thomas M Rouse as individual)
  Relationship to Company: Founder, Shareholder and Chairman of the Board
  Nature / amount of interest in the transaction: Convertible Noteholder, (total principal $3,521,598) and Bridge Noteholder (total principal $1,960,161)
  Material Terms: Convertible note is 8%, maturity 10/20/25, convertible in equity when the Company raises $1M in equity) Bridge note, 5% interest and 10% after 12 months, maturity 6/25/25, converts into equity at next $1M equity raise. On November 21, 2024, the Company increased the principal amount on the bridge notes from $3,450,000 to $4,450,000 and decreased the equity exchange provision trigger from $2,000,000 to $1,000,000. During 2024, an additional $1,607,016 was drawn on the principal. These terms may result in future dilution for investors; please see the Dilution section of the Form C for how this may affect your investment.

- Name of Person: Susan Owen
  Relationship to Company: Shareholder, Director
  Nature / amount of interest in the transaction: Convertible Noteholder, principal $225,326
  Material Terms: Convertible note is 8%, maturity 10/20/25, convertible in equity when the Company raises $1M in equity). These terms may result in future dilution for investors; please see the Dilution section of the Form C for how this may affect your investment.

- Name of Person: John Timberlake
  Relationship to Company: CEO and Board Member
  Nature / amount of interest in the transaction: The CEO is a full-time dedicated consultant whose responsibilities are performed through a consulting agreement for approximately $33,000 per month. In 2024 (on an accrual basis for the fiscal year) the CEO earned $367,617.
  Material Terms: In 2024 (on an accrual basis for the fiscal year) the CEO earned $367,617 and he must provide for his medical and employment taxes.

Valuation

Pre-Money Valuation: $23,277,472.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. The Company currently has $4,718,292 in Convertible Notes and $4,250,000 in Convertible Bridge Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

The total number of shares outstanding on a fully diluted basis (2,909,684 shares) includes 184,797 shares issued, 2,413,720 shares issued pursuant to outstanding warrants, and 311,167 shares issued pursuant to stock options issued

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,500,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- FDA Application
  55.6%
  We will use 55.6% of the funds raised to complete the remaining test and documentation to support the filing of our application for marketing authorization to the FDA.

- Working Capital
  21.3%
  We will use 21.3% of the funds for working capital to cover expenses for the non-FDA specific operating expenses day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  14.6%
  We will use 14.6% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.berkshirebiomedical.com/ (https://www.berkshirebiomedical.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/berkshirebiomedical

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Berkshire Biomedical Corporation

[See attached]



BERKSHIRE BIOMEDICAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2023

BERKSHIRE BIOMEDICAL CORPORATION

Contents



EisnerAmper LLP
1500 Sunday Drive
Suite 300
Raleigh, NC 27607
T 919.232.5900
F 919.232.5901
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Berkshire Biomedical Corporation

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Berkshire Biomedical Corporation (the "Company"), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Berkshire Biomedical Corporation as of December 31, 2023, and the results of its operations and its cash flow for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Restatement

The financial statements of Berkshire Biomedical Corporation for the year ended December 31, 2023 were originally audited by another auditor who expressed a qualified opinion on those statements on September 18, 2024. As discussed in Note D to the financial statements, the financial statements have been restated to correct the accounting and reporting of the embedded conversion features and warrants issued in connection with the Company's convertible notes and bridge loans.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company is currently dependent on funds from future investments and federal grants, and management has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



Other Reporting Required by Government Auditing Standards

In accordance with *Government Auditing Standards*, we have also issued our report dated February 21, 2025 on our consideration of the Company's internal control over financial reporting and on our tests of its compliance with certain provisions of laws, regulations, contracts, grant agreements, and other matters. The purpose of that report is solely to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the effectiveness of the Company's internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with *Government Auditing Standards* in considering the Company's internal control over financial reporting and compliance.



EISNERAMPER LLP
Raleigh, North Carolina
February 21, 2025

BERKSHIRE BIOMEDICAL CORPORATION

Balance Sheet
December 31, 2023

ASSETS		
Current assets:		
Cash and cash equivalents	$	89,500
Prepaid expenses and other assets		13,132
Grants receivable		149,650
Total current assets	$	252,282
LIABILITIES		
Current liabilities:		
Accounts payable	$	141,817
Accrued expenses		35,051
Total current liabilities		176,868
Convertible debt, net of debt discount - related parties		4,542,829
Bridge notes, net of debt discount - related parties		1,960,161
Derivative liability - related parties		1,676,242
Warrant liability - related parties		104,393
Accrued bonus payable, related parties		269,164
Accrued expenses, related parties		123,615
Total liabilities		8,853,272
STOCKHOLDERS' DEFICIT		
Class A-1 preferred stock, $0.001 par value ($11,994,985 liquidation preference); 150,000 shares designated, 114,504 shares issued and outstanding		115
Class A-2 preferred stock, $0.001 par value ($1,300,221 liquidation preference); 50,000 shares designated, 13,722 shares issued and outstanding		14
Class A-3 preferred stock, $0.001 par value ($3,709,808 liquidation preference); 50,000 shares designated, 31,897 shares issued and outstanding		32
Common stock; $0.001 par value, 6,000,000 shares authorized 24,674 shares issued and outstanding		25
Additional paid-in capital		5,730,191
Accumulated deficit		(14,331,367)
Total stockholders' deficit		(8,600,990)
Total liabilities and stockholders' deficit	$	252,282

See accompanying notes to financial statements

BERKSHIRE BIOMEDICAL CORPORATION

Statement of Operations
Year Ended December 31, 2023 as Restated

Grant income	$ 1,714,007
Costs and operating expenses:	
Reimbursable grant expenditures	1,714,007
Research and development	1,646,013
Sales and marketing	26,746
General and administrative	1,294,102
Total costs and operating expenses	4,680,868
Loss from operations	(2,966,861)
Other income and expenses:	
Interest income	7,651
Interest expense	(1,270,250)
Fair value adjustments to warrant liability	58,533
Fair value adjustments to derivative liability	1,028,541
Net loss	$ (3,142,386)

See accompanying notes to financial statements

BERKSHIRE BIOMEDICAL CORPORATION

Statement of Stockholders' Deficit
Year Ended December 31, 2023

	Class A-1 Preferred Stock		Class A-2 Preferred Stock		Class A-3 Preferred Stock		Common Stock		Additional Paid-in Capital (as restated)	Accumulated Deficit (as restated)	Total Stockholders' Deficit (as restated)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance as of January 1, 2023	114,504	$ 115	13,722	$ 14	31,897	$ 32	24,674	$ 25	$ 5,730,191	$ (11,188,981)	$ (5,458,604)
Net loss	-	-	-	-	-	-	-	-		(3,142,386)	(3,142,386)
Balance as of December 31, 2023	114,504	$ 115	13,722	$ 14	31,897	$ 32	24,674	$ 25	$ 5,730,191	$ (14,331,367)	$ (8,600,990)

See accompanying notes to financial statements

6

BERKSHIRE BIOMEDICAL CORPORATION

Statement of Cash Flows
Year Ended December 31, 2023

Cash flows from operating activities:	
Net loss	$ (3,142,386)
Adjustments to reconcile net loss to net cash from	
operating activities:	
Amortization of debt discount	857,511
Accrued interest on convertible debt	377,463
Accrued interest on bridge loans	35,276
Fair value adjustments to warrant liability	(58,533)
Fair value adjustments to derivative liability	(1,028,541)
Changes in operating assets and liabilities:	
Grants receivable	(149,650)
Prepaid expenses	(1,096)
Accounts payable	(431,953)
Accrued expenses	12,922
Accrued bonus payable, related party	156,664
Net cash used in operating activities	(3,372,323)
Cash flows from financing activities:	
Proceeds from issuance of bridge loans	2,242,984
Net cash provided by financing activities	2,242,984
Net decrease in cash and cash equivalents	(1,129,339)
Cash and cash equivalents at beginning of year	1,218,839
Cash and cash equivalents at end of year	$ 89,500
Supplemental disclosure of noncash investing and financing activities:	
Embedded derivative liability from bridge loans	$ 376,504

BERKSHIRE BIOMEDICAL CORPORATION

Notes to Financial Statements
December 31, 2023

NOTE A - NATURE OF OPERATIONS

Berkshire Biomedical LLC was originally formed as a limited liability company in Delaware on July 19, 2016. On September 30, 2021, the Company amended the certificate of incorporation along with a name change to Berkshire Biomedical Corporation (the "Company" or "Berkshire"). The medical device company that is developing a personalized oral liquid dispensing device designed to deliver liquid oral medications to the Authenticated Intended User by pioneering the use of biometric technologies combined with cloud-based platforms and physician-accessible management system.

NOTE B - GOING CONCERN

The Company faces risks associated with companies whose products are transitioning from development to manufactured, reproducible products. These risks include, among others, the Company's need for additional financing to continue research and development, producing prototypes that are of acceptable quality and reproducibility to potential partners, and scaling up production. There is no assurance that such financing will be available to the Company when required or that such financing will be available under favorable terms, that the Company can achieve its technical milestones, produce acceptable prototypes, or that the Company's intellectual property rights will not be challenged.

The Company's financial statements have been prepared assuming that the Company will operate as a going concern. Operations since inception have consisted primarily of organizing the Company, developing product technologies, and researching and developing the Company's own intellectual property. The Company has recurring losses, negative cash flows from operations, an accumulated deficit and the inability to repay existing debt. Management believes that with the funding on grants currently in progress, the increase in consulting services, the Company can fund the projected operations for at least one year from the release date of the report through additional capital from current and future investors. However, actual results may differ from these estimates. The financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

NOTE C - SIGNIFICANT ACCOUNTING POLICIES

[1]   **Basis of accounting and use of estimates:**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2]   **Concentrations:**

As of December 31, 2023, 100% of revenues were from federal grants.

The Company maintains cash primarily with one financial institute and such deposits may exceed federally insured limits. The Company believes that it is not subject to unusual credit risk beyond normal credit risk associated with commercial banking relationships.

BERKSHIRE BIOMEDICAL CORPORATION

Notes to Financial Statements
December 31, 2023

NOTE C - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3]   Fair value of financial instruments:

The carrying amounts of certain financial instruments, including accounts receivable, accounts payable and accrued expenses approximate their fair values due to the short-term nature of such instruments.

The Company determines the fair value of an asset or liability based on the assumptions that market participants would use in pricing the asset or liability in an orderly transaction between market participants at the measurement date. The identification of market participant assumptions provides a basis for determining what inputs are to be used for pricing each asset or liability.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

Level 1:   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2:   Inputs to the valuation methodology include:
quoted prices for similar assets or liabilities in active markets;
quoted prices for identical or similar assets or liabilities in inactive markets;
inputs other than quoted prices that are observable for the asset or liability;
inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company did not have any Level 1 or Level 2 assets and liabilities as of December 31, 2023. The Company's derivative and warrant liabilities are recorded at fair value using Level 3 inputs.

BERKSHIRE BIOMEDICAL CORPORATION

Notes to Financial Statements
December 31, 2023

NOTE C - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3]   Fair value of financial instruments:

Derivative and Warrant Liabilities

The Company analyzes all financial instruments with features of both liabilities and equity under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 480, ("ASC 480"), *Distinguishing Liabilities from Equity*, and FASB ASC Topic No. 815, ("ASC 815") Derivatives and Hedging. Terms of financial instruments are reviewed to determine whether or not they contain embedded derivative instruments that are required to be accounted for separately from the host contract under ASC 815 and recorded on the balance sheet at fair value. Conversion features classified as liabilities, including derivative and warrant liabilities, are remeasured to reflect fair value at each reporting period, with any increase or decrease in the fair value being recorded in results of operations. Upon conversion of a debt instrument where an embedded conversion option has been bifurcated and accounted for separately as a derivative liability, the Company records the resulting shares issued at fair value, derecognizes all related debt principal, derivative liability, and debt discount, and recognizes a net gain or loss on debt extinguishment. The Company uses a with and without method to determine fair value of the derivative liabilities. The Company uses a Black-Scholes option pricing model to fair value the warrant liabilities. Equity instruments that are initially classified as equity that become subject to reclassification under ASC 815 are reclassified to liabilities at the fair value of the instrument on the reclassification date.

[4]   Debt discounts:

Debt discounts and amortized to interest expense in the statements of operations, over the term of the underlying debt instrument, using the effective interest method, with the unamortized portion reported net with related principal outstanding on the balance sheet.

[5]   Grant income:

The Company's revenue is generated through a grant from the National Institute of Heath National Institute on Drug Abuse ("NIH-NIDA"). Phase I and II were awarded from 2022 through 2023 for a total of $1,830,406 plus a supplemental award of $149,650. In 2024 Phase III was awarded an additional $221,860. Grant revenue is recognized during the period that the research and development services occur, as qualifying expenses are incurred or conditions of the grants are met. Grants receivable represents grant proceeds received by the Company subsequent to the period in which the underlying research and development services have been performed. The Company concluded that payments received under these grants represent conditional, nonreciprocal contributions, as described in ASC 958, *Not-for-Profit Entities*, and that the grants are not within the scope of ASC 606, *Revenue from Contracts with Customers*, as the organizations providing the grants do not meet the definition of a customer.

[6]   Research and development:

Research and development costs are expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made. Upfront and milestone payments due to third parties that perform research and development services on the Company's behalf are expensed as services are rendered or when the milestone is achieved. Research and development costs primarily consist of payments made to third-party contract research organizations, consultants, and costs associated with regulatory filings. As part of its process of preparing its financial statements, the Company is required to estimate its accrued expenses. This process includes reviewing open contracts and purchase orders, communicating with its applicable personnel to identify services that have been performed on its behalf, and estimating the level of service performed and the associated costs incurred for the service when the Company has not yet been invoiced or otherwise notified of actual costs. The majority of the Company's service providers invoice monthly in arrears for services performed. The Company makes estimates of its accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known at the time. The Company periodically confirms the accuracy of these estimates with the service providers and makes adjustments if necessary.

BERKSHIRE BIOMEDICAL CORPORATION

Notes to Financial Statements
December 31, 2023

NOTE C - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7]   Advertising:

The Company incurred $8,309 in advertising expense for the year ended December 31, 2023.

[8]   Income taxes:

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases, operating loss carryforwards, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, *Accounting for Income Taxes*, the Company reflects in the financial statements the benefit of positions taken in a previously filed tax return or expected to be taken in a future tax return only when it is considered 'more likely than not' that the position taken will be sustained by a taxing authority.

For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company's policy for recording interest and penalties relating to uncertain income tax positions is to record them as a component of income tax expense. As of December 31, 2023, the Company had no accrued interest or penalties related to uncertain tax positions.

[9]   Share-based compensation:

The Company measures and recognizes compensation expense for all share-based payment awards made to employees and consultants, including stock options and restricted stock units based on estimated fair values. The fair value of employee stock options are estimated on the grant date using the Black-Scholes valuation model. The grant-date fair value for restricted stock units is based upon the market price of the Company's common stock on the date of the grant. The value of the portion of the award that is ultimately expected to vest is recorded as expense over the requisite service periods. For performance-based awards compensation cost is recognized when it is probable that the performance criteria will be met.

[10]   Recent account pronouncements:

In June 2016, the FASB issued Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. The Company adopted this guidance as of January 1, 2023. The impact of this adoption was not considered material to the financial statements.

BERKSHIRE BIOMEDICAL CORPORATION

Notes to Financial Statements
December 31, 2023

NOTE D - RESTATEMENT

The December 31, 2023 financial statements, including the opening balance sheet, were restated to record the fair value of embedded features included in the bridge loans (see Note E) and convertible notes (see Note F) issued between 2021 and 2023 in order to be presented in accordance with U.S. GAAP. The cumulative effect of the restatement on periods prior to those presented as reflected in the carrying amounts of the assets and liabilities and an offsetting adjustment to the opening balance of retained earnings.

	January 1, 2023	Adjustment	January 1, 2023 (Restated)
Balance sheet:			
Convertible debt, net	$ 4,926,014	$ (1,559,754)	$ 3,366,260
Warrant liability	-	162,926	162,926
Derivative liability-	-	2,328,279	2,328,279
Total liabilities	5,758,028	931,451	6,689,479
Additional paid-in capital	5,868,679	(138,488)	5,730,191
Accumulated deficit	(10,396,018)	(792,963)	(11,188,981)
Total stockholders' deficit	$ (4,527,153)	$ (931,451)	$ (5,458,604)

NOTE D - RESTATEMENT (CONTINUED)

	December 31, 2023	Adjustment	December 31, 2023 (Restated)
Balance sheet:			
Convertible debt, net	$ 5,358,785	$ (815,956)	$ 4,542,829
Bridge notes, net	2,278,260	(318,099)	1,960,161
Warrant liability	-	104,393	104,393
Derivative liability	-	1,676,242	1,676,242
Total liabilities	8,206,692	646,580	8,853,272
Additional paid-in capital	5,868,679	(138,488)	5,730,191
Accumulated deficit	(13,823,275)	(508,092)	(14,331,367)
Total stockholders' deficit	$ (7,954,410)	$ (646,580)	$ (8,600,990)
Statement of operations:			
General and administrative	$ 1,762,149	$ (468,047)	$ 1,294,102
Interest expense	-	1,270,250	1,270,250
Fair value adjustments to the warrant liability	-	(58,533)	(58,533)
Fair value adjustments to the derivative liability	-	(1,028,541)	(1,028,541)
Net loss	$ (3,427,257)	$ 284,871	$ (3,142,386)
Statement of cash flows:			
Net loss	$ (3,427,257)	$ 284,871	$ (3,142,386)
Amortization of debt discount	55,308	802,203	857,511
Fair value adjustments to the warrant liability	-	(58,533)	(58,533)
Fair value adjustments to the derivative liability	-	(1,028,541)	(1,028,541)
Net cash used in operating activities	$ (3,372,323)	$ -	$ (3,372,323)

BERKSHIRE BIOMEDICAL CORPORATION

Notes to Financial Statements
December 31, 2023

NOTE E - BRIDGE LOANS

Starting on June 29, 2023 through December 4, 2023, the Company issued bridge loans to the investors, who also hold the convertible debt notes, with a maximum draw of $1,500,000. The loans have a simple interest rate of 5%. The loans convert into the same class of stock as the next qualified equity financing event with a 5% discount, which increases to 10% after 12 months. In October 2023, the loans were amended to increase the maximum draw to $3,450,000. The conversion feature meets the criteria of a derivative and $376,504 was recorded as a derivative liability and a debt discount at the time of issuance. The debt discount is amortized over the term of the debt. As of December 31, 2023, $58,405 has been amortized and recorded to interest expense. For the year ended December 31, 2023, the Company accrued $35,276 in interest expense. In 2023, the fair value of the derivative increased to $439,288 and $62,784 was recorded to other income and loses for the change in the fair value of the derivative. In 2024, the loans were amended (see Note K). Bridge loans, net consisted of following as of December 31, 2023:

Bridge loans	$ 2,242,984
Accrued interest expense	35,276
Debt discount, net	(318,099)
Total bridge loans, net	$ 1,960,161

NOTE F - CONVERTIBLE DEBT

On October 20, 2021, the Company entered into convertible note agreements for total proceeds of $2,750,000. The notes accrue interest at 8% per annum. On May 31, 2022 and November 1, 2022, the Company entered into additional notes for $468,292 and $1,500,000 with the same terms as the original agreements. The notes mature 36 months after the date of issuance if they are not converted in the next qualified round of financing. The notes contain an embedded share redemption feature that convert the principal and accrued interest into the same class of stock at the next qualified equity financing over $1,000,000 with a discount of 25% on the then purchase price. The redemption features were determined to meet the criteria of derivatives and were accounted for separately from the host contract. The fair value of derivative as of October 21, 2021 was determined to be $1,004,432 based on a with and without model and recorded as a derivative liability and debt discount on the balance sheet. With the second and final closing, an additional $903,629 was recorded as a derivative and debt discount. In 2023, the fair value of the derivative decreased to $1,236,954 and $1,091,325 was recorded to other income and loses for the change in the fair value of the derivative. The debt discount is amortized over the term of the loans. For the year ended December 31, 2023, $726,506 has been amortized and recorded to interest expense. For the year ended December 31, 2023, the Company accrued $377,463 in interest expense for total accrued interest of $682,880. In July 2024, the maturity date of the convertible notes was extended to October 20, 2025.

In connection with the convertible notes, 2,413,719 warrants to purchase Class A common stock were issued. The warrants have an exercise price of $0.01 and are exercisable contingent on the next financing round through the five-year anniversary of the financing round. The warrants were determined to be embedded features due to the contingent exercise and under ASC 470 require the warrants to be recorded at fair value as a liability. During 2021 and 2022, warrant liabilities of $185,625 and $23,707, respectively, were recorded as well as a debt discount to the convertible notes. The debt discount is amortized over the term of the loans. For the year ended December 31, 2023, $72,600 the debt discount has been amortized. In 2023, the fair value of the warrants decreased $58,533 which was recorded to other income and loses for the change in the fair value of the warrant.

Convertible notes, net consisted of the following as of December 31, 2023:

Convertible notes	$ 4,718,292
Accrued interest expense	682,880
Debt discount, net	(858,343)
Total convertible notes, net	$ 4,542,829

BERKSHIRE BIOMEDICAL CORPORATION

Notes to Financial Statements
December 31, 2023

NOTE G - RELATED PARTY TRANSACTIONS

During 2023, the Company incurred approximately $875,000 in consulting expenses to contracted members of management who are also stockholders. As of December 31, 2023, $18,000 was included in accrued expenses. As of December 31, 2023, approximately $269,000 has been accrued in incentive bonuses for the same individuals, which will be payable on the next financing round.

Included in the accrued expense, related party, is the accrual for the reimbursement of $123,615 in private air travel due to a stockholder. The expense is due and payable upon liquidation or external financing.

The contingent bonus of $2,403,335 (see Note H) is with existing stockholders.

The convertible debt (see Note E) and bridge loans (see Note F) and were issued to existing stockholders.

The Company subleases office space from a related party, (see Note J).

NOTE H - STOCKHOLDERS' EQUITY

[1]   Capital structure:

The Company was authorized to issue 6,000,000 shares of Common Stock, $0.001 par value per share and 6,000,000 shares of Preferred Stock, $0.001 par. Of the authorized shares of Preferred stock, all 150,000 shares were designated as Class A-1 Preferred Stock ("A-1 Preferred"), 50,000 shares were designated as Class A-2 Preferred Stock ("A-2 Preferred") and 50,000 Class A-3 Preferred Stock ("A-3 Preferred" and collectively "Class A Preferred").

[2]   Common stock:

Voting - Common stockholders are entitled to one vote for each share.

[3]   Preferred stock:

Voting - The holders of the A-2 Preferred and A-3 Preferred are entitled to a number of votes equal to the number of preferred shares held by each holder, A-1 Preferred are entitled to 10 votes per share of preferred held by each holder.

Dividends - The holders of Class A Preferred are entitled to receive dividends at the rate per annum of $8.00 per $100 of original issuance price, accruing from day-to-day whether or not declared and shall be cumulative but not compounding. Accrued dividends shall be payable only when as, and if, declared by the Company's Board of Directors or upon certain transaction or liquidation events. As of December 31, 2023, the total cumulative dividends are approximately $4,192,515.

Liquidation - Upon liquidation, dissolution, or winding-up of the Company, holders of Class A Preferred shall be entitled to be paid out of the assets of the Company before any payment shall be made to the holders of common stock, plus all accrued and unpaid dividends, whether or not declared. If there are insufficient funds to fully distribute the liquidation preference to the holders of Class A Preferred, then the funds available will first be distributed ratably to the holders of Class A Preferred in proportion to the respective amount which would otherwise be payable.

If any assets remain after the distributions to the Class A Preferred holders, such assets shall be distributed ratably among the Company's Class A Preferred, then the parties to the Company's Sales Bonus agreements will be paid of $2,403,335, and if any assets remain, then common stockholders as if all shares of preferred stock then-outstanding had been converted into common stock immediately prior to such liquidating event. As of December 31, 2023, the Company did not deem such an event probable and, therefore, no associated expense has been recorded.

BERKSHIRE BIOMEDICAL CORPORATION

Notes to Financial Statements
December 31, 2023

NOTE H - STOCKHOLDERS' EQUITY (CONTINUED)

[4]   Long-term incentive plan:

In 2021, the Company adopted the 2021 Long-term Incentive Plan and reserved 500,000 shares of common stock. On December 31, 2021, 212,167 stock options were granted from the plan with an exercise price of $0.06 and on March 24, 2023 an additional 99,000 options were granted with an exercise price of $0.07. All options have vesting based on the achievement of certain performance milestones. As of December 31, 2023, the milestones are not considered probable of being achieved and no options have vested. No expense has been recorded for the fair value of the stock options as of December 31, 2023.

NOTE I - INCOME TAXES

There was no income tax expense or benefit recognized for the year ended December 31, 2023.

A reconciliation of the income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows as of December 31:

	2023
U.S. federal tax at statutory rate	$ (681,006)
Nondeductible expenses	(96,152)
Change in valuation allowance	777,158
Total income tax expense	$ -

Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2023 are as follows:

	2023
Deferred tax assets:	
Net operating loss carryforwards	$ 654,136
Research and development credit carryforwards	18,750
Capitalized R&D costs, Section 174	1,021,294
Capitalized start-up costs	4,197
Accrual to cash adjustments	236,339
Total deferred tax assets	$ 1,934,716
Less: valuation allowance	$ (1,713,622)
Deferred tax liabilities:	
Other liabilities	221,094
Total deferred tax liabilities	221,094
Total deferred tax assets and liabilities	$ -

BERKSHIRE BIOMEDICAL CORPORATION

Notes to Financial Statements
December 31, 2023

NOTE I - INCOME TAXES (CONTINUED)

As of December 31, 2023, the Company evaluated all significant available positive and negative evidence, including the existence of losses in recent years and management's forecast of future taxable income and, as a result, determined it was not more likely than not that its deferred income tax assets, including benefits related to net operating loss carryforwards, would be realized. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance of approximately $1.7 million as of December 31, 2023.

At December 31, 2023, the Company had U.S. federal net operating loss carryforwards of approximately $3,100,000. Federal net operating losses generated after December 31, 2017 carry forward indefinitely, but are limited to offset only 80% of taxable income.

The Company recognizes interest and/or penalties related to uncertain tax positions in income tax expense. There were no uncertain tax positions as of December 31, 2023, and as such, no interest or penalties were recorded to income tax expense. The Company does not anticipate a significant change in total unrecognized tax benefits within the next 12 months.

NOTE J - COMMITMENTS AND CONTINGENCIES

Berkshire receives federal grants from NIH-NIDA. Such grants are subject to audit under the provisions of Title 45 U.S. Code of Federal Regulations Part 75, Uniform Administrative Requirements, Cost Principles, and Audit Requirements for HHS Awards. The ultimate determination of amounts received under the U.S. government grants is based upon the allowance of costs reported to and accepted by the U.S. government as a result of the audit. As of December 31, 2023, there were no pending audits.

The Company entered into a lease agreement for office space on a month-to-month basis. For the year ended December 31, 2023, the Company paid $28,094 in rent expense to a related party.

NOTE K - SUBSEQUENT EVENTS

On February 15, 2024, the Phase III of the NIH-NIDA grant for $221,860 was approved.

On July 18, 2024, the Company extended the maturity of the convertible notes to October 20, 2025.

On November 21, 2024, the Company increased the principal amount on the bridge notes from $3,450,000 to $4,450,000 and decreased the equity exchange provision trigger from $2,000,000 to $1,000,000. During 2024, an additional $1,607,016 was drawn on the principal.

The Company has evaluated subsequent events through February 21, 2025, the date the financial statements were available to be issued and determined that no other events have occurred that would require adjustment to or disclosure in these financial statements.

FINANCIAL STATEMENTS

Berkshire Biomedical Corporation

December 31, 2022

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Berkshire Biomedical Corporation

Financial Statements

December 31, 2022

Contents

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Independent Auditors' Report

To the Board of Directors
of Berkshire Biomedical Corporation

Opinion

We have audited the accompanying financial statements of Berkshire Biomedical Corporation (a Corporation), which comprise the balance sheet as of December 31, 2022, and the related statement of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material

1801 Gateway Blvd., Suite 212, Richardson, TX 75080
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www.vailcpas.com

misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Vail + Park, P.C.

Richardson, Texas
August 9, 2023

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Berkshire Biomedical Corporation
Balance Sheet
December 31, 2022

	2022
Assets	
Current assets:	
Cash	$ 1,218,839
Prepaid expenses	10,838
Total current assets	1,229,677
Non-current assets:	
Property plant and equipment, net	1,197
Total non-current assets	1,197
Total Assets	$ 1,230,874
Liabilities and Stockholders' Equity	
Liabilities	
Current liabilities:	
Accounts payable	$ 573,769
Accrued expenses	22,130
Bonus payable	112,500
Total current liabilities	708,399
Non-current liabilities:	
Accrued expenses - long-term	123,615
Accrued interest - long-term	305,417
Convertible promissory notes, net	951,255
Convertible promissory notes-related party, net	3,669,342
Total non-current liabilities	5,049,629
Total Liabilities	5,758,028
Stockholders' Equity (Deficit)	
Capital Stock	
Preferred stock ($0.001 par value, 6,000,000 shares authorized; 160,123 shares issued and outstanding at December 31, 2022.)	160
Common stock ($0.001 par value, 6,000,000 shares authorized; 24,674 shares issued and outstanding at December 31,2022.)	25
Additional paid-in capital	5,868,681
Retained earnings (deficit)	(10,396,020)
Total stockholders' equity	(4,527,154)
Total Liabilities and Stockholders' Equity (Deficit)	$ 1,230,874

The accompanying notes are an integral part of the financial statements.

Berkshire Biomedical Corporation
Statement of Operations
For the Year Ended December 31, 2022

	2022
Sales	$ -
Cost of sales	-
Gross profit	-
Operating expenses	
Advertising and marketing	18,536
General and administrative expenses	493,296
Salaries and wages	27,225
Consulting and professional fees	918,758
Research and development	3,139,552
Rental expense	31,709
Depreciation expense	798
Total operating expenses	4,629,874
Loss from operations	(4,629,874)
Other income (expenses)	
Interest income	4,293
Grant income	266,048
Interest expense	(306,074)
Total other income (expenses)	(35,733)
Loss before provision for income taxes	(4,665,607)
Provision for income taxes (benefit)	207,036
Net loss	$ (4,872,643)

The accompanying notes are an integral part of the financial statements.

Berkshire Biomedical Corporation
Statement of Changes in Stockholders' Equity (Deficit)
For the Year Ended December 31, 2022

| | Preferred Stock | | Common Stock | | Additional | Accumulated | |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, December 31, 2021, as restated	1,521,571	$ 1,521	184,797	$ 185	$ 5,843,818	$ (5,523,377)	$ 322,147
Forfeiture of 1,281,249 preferred stock Class A nonparticipating shares in exchange for 160,123 preferred stock Class A shares	(1,121,116)	(1,121)	-	-	1,121	-	-
Forfeiture of preferred stock Class B from termination of RSUs	(240,332)	(240)			240	-	-
Forfeiture of common stocks in conjunction with capital restructuring			(160,123)	(160)	160	-	-
Warrants issued in connection with Convertible Note	-	-	-	-	23,342	-	23,342
Net loss	-	-	-	-	-	(4,872,643)	(4,872,643)
Balance, December 31, 2022	160,123	$ 160	24,674	$ 25	$ 5,868,681	$ (10,396,020)	$ (4,527,154)

The accompanying notes are an integral part of the financial statements.

Berkshire Biomedical Corporation
Statement of Cash Flows
For the Year Ended December 31, 2022

		2022
Cash flows from operating activities		
Net loss	$	(4,872,643)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Depreciation		798
Amortization debt discount		43,984
Deferred tax expense (benefit)		207,036
Changes in operating assets and liabilities:		
Prepaid expenses		(3,810)
Security deposit		5,000
Accounts payable		494,421
Accrued liabilities		(101,399)
Accrued liabilities - long-term		262,020
Net cash provided by (used in) operating activities		(3,964,593)
Cash flows from investing activities		
Net cash provided by (used in) investing activities		-
Cash flows from financing activities		
Proceeds from convertible promissory notes		1,968,292
Net cash provided by (used in) financing activities		1,968,292
Change in Cash and Cash Equivalents		(1,996,301)
Cash and Cash Equivalents, at beginning of the year		3,215,140
Cash and Cash Equivalents, at end of the year	$	1,218,839
Supplemental cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

The accompanying notes are an integral part of the financial statements.

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Berkshire Biomedical Corporation
Notes to Financial Statements
December 31, 2022

1. Organization

Berkshire Biomedical Corporation (the "Company"), a Delaware corporation, was originally formed as a Delaware limited liability company under the name Berkshire Biomedical, LLC on July 19, 2016. The Company converted from a Delaware limited liability company to a Delaware corporation on September 30, 2021.

The Company is pioneering the use of biometric technologies, combined with encrypted HIPAA compliant cloud-based and healthcare provider-enabled remote management systems, to provide precise and accurate personalized medication delivery to only the Authenticated Intended User (AIU™). The Company's lead product under development initially for the treatment of Opioid Use Disorder (OUD), the Computerized Oral Prescription Administration System (COPA™), is a hand-held, automated, personalized oral liquid dispensing system designed and intended to deliver controlled and non-controlled liquid oral medications to only the AIU upon confirmation of dual biometric identification (fingerprint and dentition).

The Company's headquarters is in Dallas, Texas.

2. Summary of Significant Accounting Policies

The summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the fairness and objectivity embodied in the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The financial statements of the Company are reported on the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when earned and expenses are recognized when the obligation is incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates. Significant estimates are used in the preparation of these financial statements such as depreciation methods.

2. Summary of Significant Accounting Policies (continued)

Fiscal Year End

The Company operates on a fiscal year basis, with the fiscal year ending on December 31.

Cash and Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents include Demand Deposits maintained at banks. Cash equivalents are limited to short-term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months. Throughout the current audit year, the Company's deposits at financial institutions are either FDIC secured, or no amounts of deposits exceed the federally insured limits. The Company has not experienced any loss as a result of these deposits and does not expect to incur any losses in the future.

Property and Equipment and Depreciation

Equipment is stated at cost less accumulated depreciation, which is provided by charges to income over estimated useful lives using the straight-line method. Major expenditures over $5,000, except for those which substantially increase useful lives, are capitalized. Maintenance, repairs and replacements, which do not improve or extend the lives of the respective assets, are charged to operations when incurred. When furniture or equipment is sold or otherwise disposed of, the asset and related accumulated depreciation is removed, and gain or loss is included in operations. Depreciation has been calculated using the straight-line method based on the estimated useful lives of the assets as follows:

Furniture and equipment   5-7 years

Advertising Cost

Non-direct advertising costs are expensed as incurred. The advertising costs for the year ended December 31, 2022, was $0.

Warrants

The Company estimates the fair value of warrants at the respective balance sheet dates using the Black-Scholes option-pricing model based on the estimated market value of the underlying common stock at the valuation measurement date, the remaining contractual term, risk-free interest rate, and expected volatility of the price of the underlying common stock. There is a moderate degree of subjectivity involved when using option pricing models to estimate the warrants and the assumptions used in the Black-Scholes option-pricing model is moderately judgmental.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

ASC 820 "Fair Value Measurements and Disclosures", establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Prices or valuation techniques require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

At December 31, 2022, the Company's financial assets consist of cash placed with financial institutions that management considers to be of high quality. Management estimated that the carrying amounts of non-related party financial instruments approximate their fair values due to their short-term maturities. Recorded values of cash and cash equivalents, accounts receivable, prepaid expenses, and other current assets, accounts payable, and accrued expenses approximate their fair values based on their short-term nature. The convertible notes payable are approximately their fair value, as interest rates approximate their market rate.

National Institutes of Health Grant

Grants awarded to the Company for research and development by National Institute on Drug Abuse of National Institutes of Health ("NIH") are outside the scope of ASC 606. This is because the NIH is not considered a customer and is not receiving reciprocal value for the grant support provided to the Company. These grants provide the Company with payments for certain types of expenditures in return for agreed upon research and development activities over a contractually defined period. For efforts performed under these NIH grant agreements, the Company's policy is to recognize as grant income when it is reasonably assured that the grant funding will be received as evidenced through the existence of a grant arrangement, amounts eligible for reimbursement are determinable and have been incurred and paid, the applicable conditions under the grant arrangements have been met, and collectability of amounts due is reasonably assured. Costs of grant revenue are primarily recorded as a component of research and development expenses, consulting and professional fees, or G&A in the Company's statements of operations.

2. Summary of Significant Accounting Policies (continued)

Research and development costs

Research and development expenses include certain payroll and personnel expenses, laboratory supplies, consulting costs or services, and external contract research and development expenses.

Pursuant to ASC 730-10-55-2, the Company excluded the legal work in connection with patent applications from Research and Development.

Costs to develop the Company's technologies, including software, are recorded as research and development expenses since no costs meet the criteria to be capitalized as internal-use software costs. All materials, equipment, and external consulting costs associated with developing aspects that do not have an alternative future use are expensed as research and development costs until regulatory approval or clearance is obtained, and commercialization is probable.

During the year ended December 31, 2022, the Company booked $3,134,552 for research and development expenses.

Income Taxes

The Company was originally formed as a Delaware limited liability company in 2016. From July 19, 2016 through September 29, 2021, the Company and its members were taxed under the provisions of Subchapter K of the Internal Revenue Code. Accordingly, the Company did not incur federal income taxes during such periods. Instead, its earnings and losses were allocated to the members and taxed based on their personal tax strategies. On September 30, 2021, the Company converted to a Delaware corporation and will incur Federal Income Taxes.

Income taxes are recognized using enacted tax rates and are accounted for based on the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the consolidated financial statement and tax bases of assets and liabilities at the applicable statutory tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Tax benefits from uncertain tax positions are recognized if it is more likely than not the tax positions will be sustained on examination by the applicable taxing authorities based on the technical merits of the position. The tax benefit is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company's income tax provision includes the net impact of changes in the liability for unrecognized tax benefits. Interest related to income tax matters is recognized in interest expense and penalties are reported in operating expenses. As of December 31, 2022, there were no deposits in excess of insured amounts. See Note 8 for further discussion.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), and several amendments, codified as ASC 842, which supersedes prior guidance on accounting for leases under ASC 840, Leases. ASU No. 2016-02, among other provisions, (i) requires lessees to classify leases as either finance or operating leases, (ii) generally requires all leases to be recorded on the Consolidated Statements of Financial Position through the recognition of right-of-use ("ROU") assets and corresponding lease liabilities and (iii) expands mandatory qualitative and quantitative disclosures regarding leasing activities. Due to the short-term lease term, management believes it does not have a material impact on the Company's present or near-future financial statements.

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments." ASU 2016-13 adds a current expected credit loss ("CECL") impairment model to U.S. GAAP that is based on expected losses rather than incurred losses. Modified retrospective adoption is required with any cumulative-effect adjustment recorded to retained earnings as of the beginning of the period of adoption. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within the year of adoption. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The management does not expect the application of the CECL impairment model to have a significant impact on its allowance for uncollectible amounts for accounts receivable.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. This ASU should be applied prospectively to acquisitions occurring on or after the effective date of December 15, 2022, and early adoption is permitted. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. The management does not expect to have a material impact on the Company's financial position, results of operations and liquidity.

Recently Adopted Account Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity.

This ASU (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer's own stock and classified in stockholders' equity, by removing certain criteria required for equity classification; and (3) revises the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume to share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares.

For non-public entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. Early adoption is permitted.

The Company assesses the applicability and the impact of ASU 2020-06 and decides to adopt ASC 2020-06 effective for the year ended December 31, 2022, using a fully retrospective transition method.

2. Summary of Significant Accounting Policies (continued)

Recently Adopted Account Pronouncements (continued)

The management expect to see a material impact on the Company's financial position, results of operations and liquidity. Since both the 2021 and 2022 periods will reflect ASC 470-20 as amended by ASU 2020-06. Among the specific amendments to the Codification per ASU 2020-06, the term "Beneficial Conversion Feature ("BCF")" has been removed from the ASC Master Glossary and ASC 470-20-05-01 (c), and subsequent guidance related to beneficial conversion features has been removed. See Note 6 for further discussion.

3. Concentrations of Risk

Funds deposited in banks are federally insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). Insured deposits are backed by the full faith and credit of the United States.

4. Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of these financial statements. The Company has incurred significant recurring operating losses.

As of December 31, 2022, the Company had an accumulated deficit of $10,396,020. The Company incurred net losses of $4,872,643, and the cash used in operating activities was $3,985,235 for the year ended December 31, 2022. It was brought to the attention of the Management to assess going concern considering all facts and circumstances about the foreseeable future of the Company as well as its assets and liabilities on the basis that it will be able to realize and discharge them in the normal course of business.

The Company's business plans include completing all the necessary testing as agreed upon with the FDA and as determined by Management (bench testing, chemical and biological testing, human factor testing), and then compiling the data into the required formats in order to submit COPA to the FDA for review in a De Novo medical device application.

The Company does not expect that the existing operational cash flow will be sufficient to fund presently anticipated operations. This raises substantial doubt about the Company's ability to continue as a going concern, therefore, the Company will need to raise additional funds. The Company has engaged with bankers in an effort to raise additional funding to finance the operations and business development.

4. Going Concern (continued)

Historically, the Company has been funded by two founders and a few additional investors who have the financial ability to continue to fund the company if the company is unsuccessful in closing an external capital raise to finance working capital needs.

5. Property Plant and Equipment

The following is a summary of property and equipment at December 31, 2022:

	December 31, 2022
Furniture and equipment	$ 5,586
Less: accumulated depreciation	(4,389)
Total	$ 1,197

Depreciation expense for the years ended December 31, 2022, was $798.

6. Convertible Promissory Notes and Stock Purchase Warrants

On October 20, 2021, the Company commenced an offering of Convertible Promissory Notes ("the Notes"), seeking to raise up to $10,000,000 to provide the Company with additional resources to conduct its business. Simple interest will accrue on the principal amount hereof commencing on the date the note is executed until the maturity date on an annual basis at the rate of 8% per annum calculated on the basis of a 365-day year.

In the event the Company issues and sells its equity securities to investors in an equity financing transaction or series of related transactions resulting in gross proceeds to the Company of $1,000,000 or more (excluding amounts deemed received upon conversion of the notes and any other outstanding convertible indebtedness) before the maturity date (a "Financing Event"). The principal balance of the note plus any accrued but unpaid interest thereon shall automatically convert into equity securities of the same class as the equity securities being issued in such financing event at a conversion price equal to 75% of the price per Equity Security issued in the financing event.

Unless repaid or converted earlier, the outstanding principal and unpaid accrued interest on the note will be due and payable upon request of the majority holders made on or after the date, which is 36 months from the date the Note is executed.

6. Convertible Promissory Notes and Stock Purchase Warrants (continued)

As of December 31, 2022, the Company has issued the Notes in two rounds, the initial round ("Round 1") totaling $2,750,000 having been issued on October 31, 2021, and one follow-on note totaling $468,292 issued on May 31, 2022, and the second round ("Round 2") totaling $1,500,000 having been issued on November 1, 2022.

All of the Notes issued in both Round 1 and Round 2 accrued simple interest at the annual rate of 8%. The Round 1 Notes mature thirty-six months from the date of issuance. The Round 2 notes mature on October 20, 2024. The Round 1 Notes were also issued with attached warrants to purchase additional shares of the Company's Class A Common Stock at a price of $0.01 per share.

Pursuant to the Notes agreements, those notes can be converted into common stock at a discount of 25% off of the price per equity security issued in the Financing Event. In connection with such conversion, at the Company's request, all the holders agree to execute and deliver any stockholders' agreements, subscription agreements, or other similar documentation being executed by the Investors in such Financing Event.

There is no BCF recognized on the Notes in 2021 or 2022 as the Company has elected to early-adopt ASU 2020-06 using a fully retrospective transition method. Pursuant to ASU 2020-06, the entire concept of the BCF has been removed from US GAAP as a reason for recognizing an equity bifurcation out of debt proceeds.

The Round 1 Notes were also issued with detachable warrants to purchase additional shares of the Company's Class A Common Stock, par value $0.001 per share (the "Warrant Shares") at an exercise price of $0.01 per Warrant Share. The Warrants become exercisable upon the occurrence of a Financing Event and expire on the fifth anniversary of such Financing Event. The Round 2 Notes were issued without warrants.

The following table shows warrant activity for the years ended December 31, 2022:

	Number of Warrant Shares	Weighted Average Exercise Price
Warrants outstanding as of December 31, 2021	2,062,501	$ 0.01
Exercised	-	$ 0.01
Issued in conjunction with debt financing	351,219	$ 0.01
Expired	-	$ 0.01
Warrants outstanding as of December 31, 2022	2,413,720	$ 0.01
Warrants exercisable as of December 31, 2022	2,413,720	$ 0.01

As of December 31, 2022, the weighted-average life of the warranty is 4.125 years. The aggregate intrinsic value of the warrants outstanding and exercisable is $124,198.

6. Convertible Promissory Notes and Stock Purchase Warrants (continued)

As the Warrants are considered detachable, the guidance in ASU 470-20-05-2 applies and the proceeds from the issuance of the Round 1 Notes shall be allocated between the Notes and the Warrants according to their relative fair values, with the portion of the proceeds allocable to the Warrants being recorded as equity with an offsetting charge to a discount on the Notes.

Pursuant to ASC 835-30-35-2 through 35-3, the discount on the Notes established through the recognition of the warrants will be amortized to interest expense using the effective interest method. Because the Round 1 Notes accrue simple interest at a fixed annual rate and the amount of the outstanding principal is constant over the term of the Notes, straight-line amortization of the discount over the 36-month term of the Round 1 Notes is appropriate.

The Company has estimated the fair values of the Notes and the Warrants as follows:

- For warrants issued during the year ended December 31, 2021, the fair value of the options is calculated using the Black-Scholes pricing model based on the estimated market value of the underlying common stock at the valuation measurement date of $0.06, the contractual term of the options is upon a Financing Event and prior to the earlier of the fifth anniversary of the Financing Event and the date of termination of the Warrants, risk-free interest rate of 0.07% and expected volatility of the price of the underlying common stock of 60%.

- For warrants issued during the year ended December 31, 2022, the fair value of the options is calculated using the Black-Scholes pricing model based on the estimated market value of the underlying common stock at the valuation measurement date of $0.07, the contractual term of the options is upon a Financing Event and prior to the earlier of the fifth anniversary of the Financing Event and the date of termination of the Warrants, risk-free interest rate of 4.55% and expected volatility of the price of the underlying common stock of 70%.

There is a moderate degree of subjectivity involved when estimating the value of warrants with the Black-Scholes option pricing model as the assumptions used are moderately judgmental.

During the year ended December 31, 2022, the management identified errors related to the fair value of the options for stock warrants issued. The Company restated its previously issued balance sheet and statement of stockholders' equity (deficit) as of and for the year ended December 31, 2021, to reflect the following adjustments:

- Increase in notes discount of $97,712, as the debt discounts from the warrants issued in connection with convertible note were calculated using error fair value of the options.

- Increase in the additional paid-in capital of $97,712 as a result of the changes described above.

7. Conversion of Limited Liability Company to Corporation

Berkshire Biomedical Corporation (the "Company"), a Delaware corporation, was originally formed as a Delaware limited liability company under the name Berkshire Biomedical, LLC on July 19, 2016. The Company converted from a Delaware limited liability company to a Delaware corporation on September 30, 2021.

8. Income Taxes

The income tax provision consists of the following:

	December 31, 2022
Current - Federal	$ -
Deferred - Federal	207,036
Texas Franchise tax	-
	$ 207,036

As a result of the Company's losses to date, there exists doubt as to the ultimate realization of the deferred tax assets. Accordingly, a valuation allowance equal to the total deferred tax assets has been recorded.

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred income tax assets and liability:

	December 31, 2022
Deferred tax assets (liabilities):	
Net operating loss as a C Corp	$ 1,184,908
Cash vs accrual basis	-
Depreciation	-
Less: valuation allowance	(1,184,908)
Net deferred tax asset	$ -

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax reporting basis of the Company's assets and liabilities. The major areas in which temporary differences give rise to deferred taxes are accumulated depreciation and the cash basis of accounting when preparing its income tax return.

Deferred income taxes are classified as current or non-current depending on the classification of the assets and liabilities to which they relate. Deferred income taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

9. Related Party Transactions

Consulting and advisory fees

The Company's CEO and COO responsibilities are performed through consulting agreements for approximately $33,000 and $20,000 per month, respectively.

The board chair and co-founder are owed approximately $120,000 for unreimbursed business travel since the founding of the Company.

During the year ended December 31, 2022, the Company accounted for $ 451, 931 related party consulting and advisory fees.

Convertible notes

The Company's convertible promissory notes were primary from three related parties with a maturity of 36 months after the dates of notes, interest at 8%, requires all accrued interest and principal paid at maturity, and are unsecured. See note 6 above for more details.

As of December 31, 2022, the Company had $3,746,924 outstanding convertible notes from related parties, with a $77,582 debt discount. The Convertible promissory notes-related party, net balance was $3,669,342.

Rents

The Company subleases office space from a shareholder for $2,349 monthly.

10. Shareholders' equity

Preferred Stock

The authorized preferred stock of the Company consists of 6,000,000 shares with a par value of $0.001. As of December 31, 2022, the Company had 160,123 shares of its preferred stock issued and outstanding.

During the year ended December 31, 2022, the Company restructured their capital structure whereby the Company amended and restated its certificate of incorporation so that, among other things, the shares of the Corporation's preferred stock rights (previously non-participating) changed such that the preferred shares shall be convertible into shares of common stock on the terms set forth therein.

10. Shareholders' equity (continued)

Preferred Stock (continued)

In conjunction with the restructuring, the Company exchanged (forfeited) 1,281,249 preferred stock Class A shares and 160,123 common shares in return for 160,123 preferred stock class A shares (with the amended rights as noted above). The Company also exchanged (forfeited) 240,332 preferred stock Class B RSUs, and in return, entered into a contractual obligation with these previous RSU shareholders, to pay up to a fixed dollar amount under a qualified liquidating/change of control event (see Note 11 for more details). All forfeited shares have been deemed cancelled.

Common Stock

The authorized common stock class A of the Company consists of 6,000,000 shares with a par value of $0.001. As of December 31, 2022, the Company had 24,674 shares of its common stock issued and outstanding.

During the year ended December 31, 2022, the Company restructured their capital structure. The Company forfeiture of 160,123 common stock due to restructured capital structure. All forfeited common shares have been deemed cancelled.

11. Commitments and Contingencies

The Company is committed under a sub-lease agreement for offices in Dallas, Texas with a shareholder. It was a month-to-month sublease agreement at $2,349 per month, payable in advance on the first day of each calendar month.

In conjunction with the Company's capital restructuring in the year ended December 31, 2022, the Company canceled its Preferred Class B RSU's and in return for forfeiting their Preferred RSU's, the prior RSU holders entered into a contractual obligation with the Company whereby upon a qualifying change of control event (sale of the Company), the Company would pay these parties up to $2,403,335, prior to any proceeds being paid to common shareholders. Such payment is only payable if there are sufficient proceeds from the sale to first satisfy all preferred shareholder preferences and company obligations.

In the normal course of business, the Company may be subject to various legal proceedings and claims. Legal expenses associated with loss contingencies are accrued if reasonably estimable and the related matter is probable of causing the Company to incur expenses or other losses based on future contingent events in accordance with the Company's policies, otherwise legal expenses are expensed as incurred. Management believes that we are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition, or liquidity of the Company.

12. Restatement of Financial Statements

As discussed in Note 6 to the financial statements, the management concluded that the previously issued audited financial statements for the year ended December 31, 2021, should be restated to correct the balance sheet and statement of stockholders' equity (deficit) as the debt discounts from the warrants issued in connection with convertible note and the additional paid-in capital were not properly stated.

13. Subsequent Events

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2022, to the date of these financial statements, and has determined that it does not have any material subsequent events, except as follow:

On June 29, 2023, the Company entered into Bridge Note agreements with various holders in the total amount of $1,500,000, with the maturity of June 29, 2025, at the interest rate of 5% per annum calculated based on a 365-day year. As of the report date, the Company closed on an initial total draw of $1,020,000.

14. Date of Management's Review

Subsequent events have been evaluated through August 9, 2023, the report issuance date.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Add to Watchlist

GET A PIECE OF BERKSHIRE BIOMEDICAL

Pioneering Biometrics, Secure Medication Dispensing with Remote Monitoring, Empowering Lives

Berkshire Biomedical is a medical technology company focused on developing secure personalized medication management systems. Our flagship product, COPA™ supported by a $2M NIH research grant, is designed to provide reliable, biometric-controlled dispensing of liquid oral medications, addressing a critical need in chronic disease such as Opioid Use Disorder (OUD) management. Currently in the pre-revenue phase, working with the FDA, we intend to file for marketing authorization and aim to initiate clinical studies in 2025 to generate data for commercialization of COPA™ targeted for 2026.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Redefining Secure Medication Delivery
Our innovative COPA™ device is designed to ensure patient administered secure delivery of liquid oral medications, pioneering dual biometric confirmation prior to each dose. Supporting patients and providers with real-time monitoring and data to drive improved medication adherence and treatment outcomes.
BERKSHIRE
BIOMEDICAL

Get Equity
$8.00 Per Share

MIN INVEST	VALUATION
$400	$23.28M

REASONS TO INVEST

Problem/Solution: COPA™ addresses a critical need in managing Opioid Use Disorder (OUD) by offering secure, dual biometric-controlled medication dispensing with remote monitoring designed to enable more patients to self administer their medication at-home .

 **Leadership/Experience:** Led by a team with decades of operational expertise in developing and commercializing healthcare innovation, Berkshire Biomedical is well-equipped to bring COPA™ to market.

Breakthroughs/Progress: With multiple FDA pre-submission meetings and milestones and a clear path to filing for marketing authorization, supported by a $2M NIH grant award and the potential for another NIH grant to support the execution of studies to generate data for commercialization, COPA™ has the potential to disrupt traditional medication management solutions.

THE STATEMENTS ON THIS PAGE INCLUDE FORWARD-LOOKING INFORMATION, WHICH INVOLVES RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED, AND NO ASSURANCES CAN BE PROVIDED REGARDING FUTURE OUTCOMES.

COPA™ is under development and has not been authorized for commercial sale by the FDA.

As part of this offering, the Issuer will issue Class A-4 Preferred Stock, which includes cumulative dividends of $8.00 per $100 Original Issue Price. This means that for every $100 you invest, you will earn $8 in dividends per year, provided certain conditions are met. Here's how cumulative dividends work:

1. Accrual Without Declaration: Dividends accrue annually at the rate of $8.00 per $100 of the Original Issue Price. These dividends accrue day-to-day, whether or not the Board of Directors declares them, but they are not paid out prior to any liquidating or dissolution event, unless specifically declared to be payable by the Board.

2. Cumulative Nature: Accrued dividends are cumulative, meaning they carry over from year to year if not paid. However, they are not compounding, which means the amount accrued each year remains based on your initial investment. For example, if you invest $100, you will accrue $8 each year, and this does not change over time.

3. Payment Timing and Conditions: While dividends accrue each year, they are only payable if and when the Board of Directors declares them. Importantly, the declaration to pay dividends is at the sole discretion of the Board and is contingent upon the performance of the company and its ability to distribute dividends. The payment of Dividends before a liquidation, dissolution or winding up, are not guaranteed, and investors should consider the potential risks associated with the company's financial performance.

4. In the event of liquidation, dissolution or winding up of the Corporation, the holders of all Class A Preferred Stock, will be paid out of the assets of the corporation on a per share equal to applicable Original Issue Price, plus any dividends declared but unpaid thereon.

5. Priority Over Other Dividends: No dividends can be paid to holders of other non class A Preferred stock classes until all accrued dividends on the Class A Preferred Stocks are first paid.

6. Participation in Common Stock Dividends: In addition to cumulative dividends, Class A-4 Preferred Stock participates equally (on a per-share basis) in any dividends declared on the Common Stock.

By investing in Class A-4 Preferred Stock, your investment grows annually through these accrued dividends, even in the absence of declared cash payments. However, please understand that dividend payments are not guaranteed and depend on the company's performance, any future liquidation, dissolution or winding up Available Proceeds Amount, and Board decisions.

Incentive shares issued in connection with the raise will have the same $8.00 Original Issue Price (defined in Certificate of Incorporation) and will earn annual cumulative dividends.

For further details, refer to the Amended and Restated Certificate of Incorporation, which outlines the specific terms and conditions applicable to the Class A-4 Preferred Stock.

TEAM



John Timberlake • President, CEO, CFO, and Director

John has served as Berkshire Biomedical's Chief Executive Officer, President, and a member of our Board of Directors since April 2021. Mr. Timberlake has more than 30 years of life sciences experience in bringing pharmaceuticals, medical devices, and drug-device combination products to market.

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Christy Corey • Head of Operations

Christy has served as our Chief Operating Officer since 2017. Ms. Corey brings 25 years of multi-discipline experience as a Fin-Tech Executive in product and project strategy, implementation, commercialization, and integration.

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Thomas Rouse • Chairman, Director

Thomas founded Berkshire Biomedical in Dallas in 2016, and serves as the Chair of our Board of Directors. In 1988, Mr. Rouse helped found Affiliated Computer Systems, Inc. (ACS). In 1995, he founded TransFirst, a credit card financial technology firm, where he served as Chairman and CEO until 2007, when TransFirst was acquired by a private equity firm.

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Susan Owen • Director

Susan Owen co-founded Berkshire Biomedical in 2016 and now serves as Vice Chairman. As an innovative leader, she performed various roles in numerous industries over the past 30 years.

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John Kirkpatrick • Head of Information Technology

John joined Berkshire Biomedical in 2018 and serves as the Head of Information Technology.   Mr. Kirkpatrick has over 35 years of experience in the information technology sector, and has held leadership positions for multiple global companies. Mr. Kirkpatrick has helped develop and commercialize multiple medical software and control systems, as well as the manufacturing of devices and drugs, and research in advanced biotechnology.

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Tom Knox • Team Leader, Market Access & Gov't Affairs Consultant

Tom is currently the President of Fathom Healthcare Solutions, Inc., and is responsible for leading all Market Access, Reimbursement and Health Policy aspects for Berkshire Biomedical. Tom has over 30 years of experience in leading teams in the area of Managed Markets, Health Policy, Government Affairs, and sales & marketig, and he also helped establish two buisness units, HealthNexis and AAIpharma.

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Melissa Olivadoti, PhD, CMPP • Team Leader, Medical Affairs Consultant

Dr. Olivadoti is currently an Independent Medical Affairs Consultant and is assisting Berkshire Biomedical by leading our Medical Affairs activities. Melissa has 15 years' experience in the pharmaceutical and medical device sectors, having led and supported Medical Affairs functions in emerging and large companies.

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Geoff Jenkins • R&D, Manufacturing Advisor

Geoff has served as our Research, Development & Manufacturing Advisor since 2021. Mr. Jenkins has over thirty-five of operations and design experience specializing in start-ups and taking medical devices from concept to high volume commercial scale combining his in-depth technical background with extensive manufacturing know-how.

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THE PITCH

Berkshire Biomedical is pioneering secure medication management with COPA™, a patented dual biometric-controlled device that addresses many chronic diseases beginning with those individuals impacted by the opioid crisis, by ensuring precise and secure dispensing of liquid oral prescriptions. Backed by strong support from NIH with one $2M grant already awarded, years of R&D and ongoing FDA pre-submission milestones, COPA™ has the potential to significantly increase the number of patients receiving treatment for Opioid Use Disorder by enabling patients to self administer their medication at home.

Secure Medication Delivery, Tailored for You

Introducing COPA™ –
A Device That Puts Control in Your Hands



Personalized Dosing:
Designed to ensure accurate delivery of liquid oral medications.

Biometric Authentication:
Dual verification for secure access.

Remote Monitoring:
Tracks usage and compliance in real-time.

User-Friendly Interface:
Intuitive LED indicators and display screen.

Portable Design:

Compact and convenient for daily use.

FDA Guidance:
Developed with extensive formal regulatory feedback.

COPA™ is under development and has not been authorized for commercial sale by the FDA.

02:10

THE PROBLEM & OUR SOLUTION

The Problem:

The opioid crisis in the United States remains a devastating public health issue, with over 5.7 million individuals battling Opioid Use Disorder (OUD) and only one in five receiving medication treatment. Traditional daily in-clinic dosing methods for medications like methadone impose logistical and financial burdens on patients, discourages sustained treatment, and increases the costs for Opioid Treatment Programs (OTP). OTP Providers lack the tools to feel comfortable in allowing many patients to self-administer methadone at-home. When patients are given take-home, Providers do not know who actually takes the medication, when they take the medication, or if the patient even takes the medication. This prevents many OUD patients from seeking treatment and leads to poor retention for many who initiate treatment, creating a gap in effective medical care.

Our Solution:

COPA™ by Berkshire Biomedical is designed to provide a secure, dual biometric-controlled solution to address many of these challenges. The handheld device verifies the user's identity through fingerprint and dentition recognition prior to each dose, ensuring medication reaches only the intended patient. By enabling precise at-home dosing, COPA™ reduces logistical barriers, enhances adherence, and should increase patient treatment retention. Integrated cellular connectivity provides real-time data to healthcare providers, patients, patient loved ones, with the aim to improve proactive treatment oversight and better medical decisions.



With a recurring revenue model from device sales and consumable components, COPA™ is designed for sustainability while addressing a critical healthcare need.

The Opioid Crisis Demands Innovation

Addressing Challenges with Smarter Tools

Challenges	COPA Benefits
Daily Clinic Visits — Logistical and financial burdens on patients	**Secured Dosing** — Authenticated administration to intended users.
Unauthorized Access — Inability to know who and how medication used	**Remote Monitoring** — Real-time device dose and device handling
Adherence Issues — Difficult maintaining treatment schedules	**Adherence Boost** — Should improve adherence and retention
Limited Access — Restricted take-home priviledges	**Convenient Therapy** — Reduces necessity for daily clinic visits
Stigma — Barriers to seeking treatment	**Patient Empowerment** — Supports independence and privacy
Manual Processes — Inefficient patient tracking	**Operational Efficiency** — Improves clinic capacity and efficiency

02:37

THE MARKET & OUR TRACTION

The Market:

Upon receiving regulatory authorization, the Company intends to initially seek opportunities to leverage COPA in the delivery and remote management of oral liquid methadone medication for Opioid Use Disorder and subsequently for the delivery of controlled medications for the treatment of pain, as those patients have the greatest need for the benefits of COPA's features. The global opioid use disorder (OUD) treatment market is projected to grow from $3.35 billion in 2024 to $7.48 billion by 2032, driven by increasing awareness and regulatory support for effective treatment solutions, though actual results may vary. COPA™ directly targets this growing demand, offering a secure, at-home medication management system for the over 5.7 million individuals in the U.S. who struggle with OUD. With its focus on secure dispensing and real-time monitoring, COPA™ provides a compelling solution for healthcare providers and patients seeking safer, more accessible treatment options.

01:31

Our Traction:

Berkshire Biomedical has completed five years of rigorous R&D work developing the COPA technology from concept to impending FDA submission, backed by a $2M NIH Small Business Innovation Research grant. The COPA™ system has strong intellectual property with 19 issued patents and has achieved critical milestones in FDA pre-submission discussions. The Company has validated the interest and acceptability of COPA with patients which has been corroborated by the acceptance of methadone user study by a peer-reviewed journal. With plans to develop clinical data in 2025 to support future commercialization and with another pending NIH grant, COPA™ is poised to make a meaningful impact in the OUD treatment landscape. Berkshire plans to leverage COPA's innovative design to capture a significant portion of the growing OUD market, with the potential to then be utilized in other chronic disease treatments including chronic pain.



Expanding Access, Capturing Opportunity

5.7M People
With Opioid Use Disorder in the U.S. (2024).

650K Patients
Currently using methadone treatment.

$2M NIH Grant
Received to support COPA development.

1M Patients
Projected to have take-home privileges by 2033.

Positioned for a $1.2B Market by 2033

The 1 million projection is based on internal estimates and market trends and is not guarantee of future outcomes.
COPA™ is under development and has not been authorized for commercial sale by the FDA.

Additional Traction Highlights:

Leadership Team Expertise: The Berkshire Biomedical team boasts decades of operational experience in healthcare innovation, including product development, regulatory compliance, and commercialization. Their diverse backgrounds ensure a robust approach to tackling the opioid crisis with cutting-edge solutions.

Intellectual Property: COPA™ is protected by 19 patents, solidifying its position as a unique solution in the dispensing of liquid oral medications for chronic diseases, including the OUD treatment space.

Partnerships and Support: Backed by a $2M NIH Small Business Innovation Research grant, Berkshire Biomedical has collaborated with leading experts in healthcare and technology to ensure COPA™ will meet the highest standards of safety and effectiveness.

WHY INVEST

Investing in Berkshire Biomedical means joining the fight against the opioid crisis enabling those already affected to receive at-home treatment with COPA™, a groundbreaking, patented device designed for secure, patient self-administered medication management. Your investment will support final work in preparation for regulatory submission and FDA review, and begin to prepare for future commercialization. Be part of a mission to revolutionize patient care and help millions manage Opioid Use Disorder.



BERKSHIRE
BIOMEDICAL



Together, we can transform healthcare

—Invest today!

ABOUT

HEADQUARTERS
**5950 Berkshire Ln., Suite 375
Dallas, TX 75225**

WEBSITE
View Site ⧉

Berkshire Biomedical is a medical technology company focused on developing secure personalized medication management systems. Our flagship product, COPA™ supported by a $2M NIH research grant, is designed to provide reliable, biometric-controlled dispensing of liquid oral medications, addressing a critical need in chronic disease such as Opioid Use Disorder (OUD) management. Currently in the pre-revenue phase, working with the FDA, we intend to file for marketing authorization and aim to initiate clinical studies in 2025 to generate data for commercialization of COPA™ targeted for 2026.

TERMS

Berkshire Biomedical

Overview

PRICE PER SHARE
$8

VALUATION
$23.28M

DEADLINE ⓘ
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ
$20K - $1.5M

Breakdown

MIN INVESTMENT ⓘ
$400

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,500,000

SHARES OFFERED
Class A-4 Preferred Stock

MIN NUMBER OF SHARES OFFERED
2,500

MAX NUMBER OF SHARES OFFERED
187,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$252,282	$1,230,874
Cash & Cash Equivalents	$89,500	$1,218,839
Accounts Receivable	$0	$0
Short-Term Debt	$176,868	$708,399
Long-Term Debt	$8,676,404	$5,049,629
Revenue & Sales	$1,714,007	$266,048
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$3,142,386	-$4,872,643

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange

Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>**Investment Incentives and Bonuses***</u>

Loyalty Bonus

Current investors, and select family and friends will receive 30% bonus shares.

Time-Based Perks

Early Bird 1: Invest $2,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $25,000+ within the first two weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first two weeks and receive 30% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $25,000+ between Day 35 - 40 and receive 15% bonus shares

Flash Perk 3: Invest $5,000+ between Day 60 - 65 and receive 5% bonus shares

Flash Perk 4: Invest $25,000+ between Day 60 - 65 and receive 10% bonus shares

Amount Based Perks

Tier 1 Perk: Invest $75,000+ and receive 10% bonus shares

Tier 2 Perk: Invest $100,000 and receive 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Berkshire Biomedical Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A-4 Preferred Stock at $8.00 / share, you will receive 110 shares of Class A-4 Preferred Stock, meaning you'll own 110 shares for $800. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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FAQS

How much can I invest?



With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?



At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds

throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

JOHN:

An estimated 5.7 million Americans suffer from Opioid Use Disorder or OUD for short, but only 1 in 5 receives the medication they need. In 2022, over 81,000 Americans died from opioid use overdoses—that's one death every 6 minutes.

The rise of fentanyl makes effective treatment more urgent than ever.

DR. BRADY:

Methadone, often regarded as the gold standard for OUD treatment, reduces cravings, eases withdrawal, and lowers overdose risk by 59%.

DR. BRADY:

However, dependency risks, side effects, and strict regulations requiring daily clinic visits early on make treatment challenging. These daily visits burden patients, often leading to poor retention and discouraging patients from starting therapy.

JOHN:

That's where COPA comes in. COPA, a groundbreaking device from Berkshire Biomedical, uses dual biometric security—with fingerprint and dental recognition—to help ensure the right patient gets the right dose at the right time.

PATIENT - Jenny:

I sought treatment because I was addicted to opiates and couldn't hold down a normal life anymore due to withdrawals and just the struggles that go along with that. And I was ready to get better.

The impact of having to go to the clinic every day. Takes a lot of time. And I'd say it added probably about an hour and 20 minutes to my morning.

It was pretty difficult.

JOHN:

The problem is so well known that the government recently loosened regulations on take-home methadone to expand access. Clinicians now have more flexibility to offer take-home dosing earlier. However, change is slow, and many Opioid treatment program medical directors remain cautious due to concerns about misuse, diversion, and adherence. Plus, there are issues that can't be resolved simply with revised guidelines and today's standard of care for take home therapy.

DR. BRADY:

Currently, patients taking methadone at home receive one pre-measured bottle per day, transported in lockboxes, but clinics can't verify who takes the medication, when, or how much.

JOHN:

COPA addresses these issues by ensuring only the intended user can access the medication.

COPA dispenses precise daily doses, tracks real-time usage, and alerts clinics if a dose is missed. For instance, if a morning dose is skipped, the clinic can step in the same day, keeping that patient on track. Unlike today's system, where missed doses often lead to treatment dropout. COPA should help clinics treat more patients effectively with fewer barriers.

PATIENT - Jenny:

For me, when I first started treatment, I lived in a rural area and I didn't have transportation, and it was really hard for me to get to and from treatment every day. I think if a person could access treatment sooner through the COPA device, that honestly could be life saving.

JOHN:

I've spent decades leading pharmaceutical and medical device innovations, taking diabetes products like V-Go device and Lantus insulin from development to FDA approval and market success. I've raised significant capital and I've taken a company public. Now, I'm now focused on Berkshire and COPA to provide better tools for managing chronic illness.

DR. BRADY:

COPA is a game-changer for OUD treatment—secure, accurate, and dispenses only to the assigned patient. Its remote monitoring and data analytics enable faster, better clinical decisions. As a doctor with extensive OUD clinical trial experience, I'm excited about this tool's potential.

JOHN:

We believe we're on the cusp of real change, but we need your support. The demand for better treatment options is exploding.

The global opioid addiction treatment market is projected to double from $3.4 billion in 2024 to $7.5 billion by 2032. We estimate that the number of people in the US taking methadone could grow from 650,000 to over 1 million.

Your investment will help us file for FDA authorization and work towards commercialization of COPA, enabling millions to rebuild their lives—and giving you the chance to back a revolutionary solution to one of America's biggest challenges.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:37 PM 01/27/2025
FILED 04:37 PM 01/27/2025
SR 20250269799 - File Number 6101083

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF DESIGNATION
OF
CLASS A-4 PREFERRED STOCK
OF
BERKSHIRE BIOMEDICAL CORPORATION

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, it is hereby certified that:

1. The name of the corporation (hereinafter referred to as the "**Corporation**") is Berkshire Biomedical Corporation.

2. The Corporation filed that certain Certificate of Designation of Class A-4 Preferred Stock of the Corporation with the Secretary of State of Delaware on January 10, 2025 (the "**Certificate of Designation**").

3. Section 1 (entitled *Designation and Number*) of the Certificate of Designation is hereby amended and restated in its entirety to read as follows:

> "Designation and Number. The shares shall be designated as "Class A-4 Preferred Stock," and the number of shares shall be 2,000,000. Such number of shares may be increased or decreased by resolution of the Board; provided, however, that no decrease shall reduce the number of shares of Class A-4 Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Class A-4 Preferred Stock."

4. The amended and restated number of designated shares of Class A-4 Preferred Stock set forth in Section 1 (entitled *Designation and Number*) of the Certificate of Designation pursuant to this Certificate of Amendment to the Certificate of Designation shall supersede the number of designated shares of Class A-4 Preferred Stock referenced in the opening preamble and the resolution contained within the first two paragraphs of the Certificate of Designation.

5. Except as modified above, all other terms and provisions of the Certificate of Designation shall remain in full force and effect in accordance with their terms.

6. This Certificate of Amendment to the Certificate of Designation was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the Board of Directors and the stockholders of the Corporation.

1

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this 27 day of January, 2025.

BERKSHIRE BIOMEDICAL CORPORATION, a Delaware corporation

By: _John Timberlake_

Name: John Timberlake

Title: President

2

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:30 PM 01/10/2025
FILED 06:30 PM 01/10/2025
SR 20250096050 - File Number 6101083

CERTIFICATE OF DESIGNATION OF CLASS A-4 PREFERRED STOCK

OF

BERKSHIRE BIOMEDICAL CORPORATION

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Berkshire Biomedical Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter, the "Corporation"), hereby certifies that the following resolution was duly adopted by the board of directors of the Corporation (the "Board of Directors") as required by Section 151 of the General Corporation Law of the State of Delaware:

RESOLVED, that pursuant to the authority expressly vested in the Board of Directors by the Corporation's Amended & Restated Certificate of Incorporation, the Board of Directors does hereby classify 300,000 shares of preferred stock of the Corporation as "Class A-4 Preferred Stock," par value $0.001 per share, of the Corporation (the "**Class A-4 Preferred Stock**"), which shall have the powers, designations, preferences and special rights set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation (as the same may be amended or amended and restated from time to time, this "**Certificate of Designation**") of the Class A-4 Preferred Stock of the Corporation on January 10, 2025.

BERKSHIRE BIOMEDICAL CORPORATION

By: Signed by: John Timberlake D6652FA389464F1...

Name: John Timberlake

Title: President

EXHIBIT A

CLASS A-4 PREFERRED STOCK

Section 1.   **Designation and Amount**. The shares shall be designated as "Class A-4 Preferred Stock," and the number of shares shall be 300,000. Such number of shares may be increased or decreased by resolution of the Board; provided, however, that no decrease shall reduce the number of shares of Class A-4 Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Class A-4 Preferred Stock.

Section 2.   **Definitions**. Terms used throughout this Certificate of Designation that are not otherwise defined have the meanings assigned to such terms in the Corporation's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation").

Section 3.   **Class A Preferred Stock.** The Class A-4 Preferred Stock shall be Class A Preferred Stock for all purposes under the Certificate of Incorporation, except as specifically set forth in this Certificate of Designation.

Section 4.   **Original Issue Price**. With respect to each share of Class A-4 Preferred Stock, the "Original Issue Price" shall mean $8.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A-4 Preferred Stock.

Section 5.   **Voting Rights**. Each holder of outstanding shares of Class A-4 Preferred Stock shall be entitled to one (1) vote for each share of Class A-4 Preferred Stock. Except as provided by law or by the other provisions of the Certificate of Incorporation (including this Certificate of Designation), holders of all Class A Preferred Stock shall vote together with the holders of Common Stock as a single class.

Section 6.   **Amendment**. No provision of this Certificate of Designation may be amended, unless the Board of Directors approves such amendment. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied or abrogated by the creation or issue of further shares ranking *pari passu* therewith or the redemption or purchase of shares of any class by the Corporation.

* * * * * * *

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:05 AM 12/16/2022
FILED 08:05 AM 12/16/2022
SR 20224289379 - File Number 6101083

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BERKSHIRE BIOMEDICAL CORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Berkshire Biomedical Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Berkshire Biomedical Corporation, and that this corporation was originally formed as a Delaware limited liability company under the name "Berkshire Biomedical, LLC" on July 19, 2016 and then converted to a corporation pursuant to the General Corporation Law on September 30, 2021.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is "Berkshire Biomedical Corporation" (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 108 Lakeland Avenue, in the City of Dover, County of Kent, 19901. The name of its registered agent at such address is Capitol Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 6,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**") and (ii) 6,000,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**").

Effective upon the filing of this First Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, (i) each then-issued share of Class A Common Stock of the corporation, $0.001 par value per share (including shares then held as treasury shares) shall automatically, and without the need for any action on the part of any stockholder, be converted

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into one share of Common Stock; (ii) each then-issued share of Class B Common Stock of the Corporation, $0.001 par value per share (including shares then held as treasury shares) shall automatically, and without the need for any action on the part of any stockholder, be converted into one share of Common Stock; (iii) each then-issued share of Class A-1 Preferred Stock of the Corporation, $0.001 par value per share (including shares then held as treasury shares) shall automatically, and without the need for any action on the part of any stockholder, be converted into 0.12938071 shares of Class A-1 Preferred Stock (as defined below); each (iv) each then-issued share of Class A-2 Preferred Stock of the Corporation, $0.001 par value per share (including shares then held as treasury shares), shall automatically, and without the need for any action on the part of any stockholder, be converted into 0.14259142 shares of Class A-2 Preferred Stock (as defined below); and (v) each then-issued share of Class A-3 Preferred Stock of the Corporation, $0.001 par value per share (including shares then held as treasury shares), shall automatically, and without the need for any action on the part of any stockholder, be converted into 0.10633 shares of Class A-3 Preferred Stock (as defined below).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   BLANK CHECK PREFERRED STOCK

The Board of Directors is authorized, subject to any limitations prescribed by the General Corporation Law, to provide for the issuance of shares of preferred stock in one or more series and, by filing a certificate of designation pursuant to the General Corporation Law, to establish from time to time the number of shares to be included in each such series, to fix the designation, voting powers, preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above such amount that, when combined with the shares designated in all other series of preferred stock, would exceed the total number of authorized shares of the class) or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The number of authorized shares of preferred stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the capital stock of the Corporation entitled to vote, voting as a single class, unless a vote of any other holders is required pursuant to a certificate or certificates of designation establishing a series of preferred stock.

Except as otherwise expressly provided in this Certificate of Incorporation or any certificate of designation designating any series of preferred stock pursuant to the foregoing provision of this Part B of this Article Fourth, any new series of preferred stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have voting powers, preferences and relative, participating, optional or other rights (including, without limitation, voting rights, dividend rights, and liquidation rights), if any, senior to, junior to or *pari passu* with the rights of the Common Stock, other series of the Preferred Stock, or any future class or series of Preferred Stock or Common Stock

C.   PREFERRED STOCK

Of the authorized Preferred Stock of the Corporation (a) 150,000 shares are hereby designated Class A-1 Preferred Stock ("**Class A-1 Preferred Stock**"); (b) 50,000 shares are hereby designated Class A-2 Preferred Stock ("**Class A-2 Preferred Stock**"); (c) 50,000 shares are hereby designated Class A-3 Preferred Stock ("**Class A-3 Preferred Stock**" and together with the Class A-1 Preferred Stock and the Class A-2 Preferred Stock, the "**Class A Preferred Stock**"). The remaining authorized shares of Preferred Stock may be allocated to either Class A-1 Preferred Stock, Class A-2 Preferred Stock, Class A-3 Preferred Stock, or to any class of Preferred Stock created under Part B of this Article Fourth. Unless otherwise indicated, references to "Sections" in this Part C of this Article Fourth refer to sections of Part C of this Article Fourth.

1.   Dividends.

From and after the date of the issuance of any shares of Class A Preferred Stock, dividends at the rate per annum of $8.00 per $100 of Original Issue Price (as defined below) shall accrue on such shares of Class A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Stock) (the "**Class A Accruing Dividends**"). Class A Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative and not compounding; provided, however, that except as set forth in the following sentence of this Section 1 or in Section 2.1, such Class A Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Class A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Class A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Class A Accruing Dividends then accrued on such share of Class A Preferred Stock and not previously paid and (ii) the Original Issue Price. The "**Original Issue Price**" shall mean: (x) for Class A-1 Preferred Stock, $77.29 per share of such Class A-1 Preferred Stock; (y) for Class A-2 Preferred Stock, $70.13 per share of such Class A-2 Preferred Stock; and

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(z) for Class A-3 Preferred Stock, $94.05 per share of such Class A-3 Preferred Stock, subject in each case to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Class A Preferred Stock. In addition, the Class A Preferred Stock shall participate (on a share for share basis, with each share of Class A Preferred Stock receiving the same amount as a share of Common Stock) in any dividend declared, paid or set aside on the Common Stock.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales**.

2.1 **Preferential Payments to Holders of Preferred Stock**. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Class A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Class A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the or any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to applicable Original Issue Price, plus any dividends declared but unpaid thereon.

If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class A Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Class A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under this Section 2.1 is hereinafter referred to as the "**Liquidation Amount**."

2.2 **Distribution of Remaining Assets**. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treated as a single class. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Sections 2.1 and 2.2 is hereinafter referred to as the "**Liquidation Amount**."

2.3 **Deemed Liquidation Events**.

2.3.1 **Definition**. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of outstanding shares of Preferred Stock having more than 50% of the total number of votes to which the shares of Preferred Stock are, in the aggregate, entitled (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least three days prior to the effective date of any such event:

>> (a) a merger or consolidation in which

>>> (i) the Corporation is a constituent party or

>>> (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

>> (b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

>> 2.3.2 <u>Effecting a Deemed Liquidation Event</u>. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in <u>Section 2.3.1(a)(i)</u> unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with <u>Sections 2.1</u> and <u>2.2</u>.

>> 2.3.3 <u>Amount Deemed Paid or Distributed</u>. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

>> 2.3.4 <u>Allocation of Escrow and Contingent Consideration</u>. In the event of a Deemed Liquidation Event pursuant to <u>Section 2.3.1(a)(i)</u>, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the

portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. <u>Voting</u>.

3.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class A-2 Preferred Stock or Class A-3 Preferred Stock shall be entitled to cast one vote per share of Class A-2 Preferred Stock or Class A-3 Preferred Stock held by such holder, and each holder of outstanding shares of Class A-1 Preferred Stock shall be entitled to cast 10 votes per share of class A-1 Preferred Stock so held, in each case as of the record date for determining stockholders entitled to vote on such matter. Each share of Common Stock shall be entitled to one vote. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Class A Preferred Stock shall vote together with the holders of Common Stock as a single class. There shall be no cumulative voting.

3.2 <u>Election of Directors</u>. The holders of record of the shares of all voting stockholders, exclusively and as a single class, shall be entitled to elect the directors of the Corporation (each, a "**Director**"). Any Director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares holding the majority of the voting power of the Corporation (with all shares voting as a single class), given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written agreement of stockholders. The number of directors shall be as set forth in the Bylaws of the Corporation.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. To the fullest extent permitted by law, an officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or an officer or both, as applicable, of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1.   <u>Right to Indemnification of Directors and Officers</u>. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in <u>Section 3</u> of this Article Tenth the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2.   <u>Prepayment of Expenses of Directors and Officers</u>. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, <u>provided</u>, <u>however</u>, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it

should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. <u>Claims by Directors and Officers</u>. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. <u>Indemnification of Employees and Agents</u>. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. <u>Advancement of Expenses of Employees and Agents</u>. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. <u>Non-Exclusivity of Rights</u>. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7. <u>Other Indemnification</u>. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. <u>Insurance</u>. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of

directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. <u>Amendment or Repeal</u>. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in <u>clauses (i)</u> and <u>(ii)</u> are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

<p style="text-align:center">*　　*　　*</p>

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

<p style="text-align:center">[Signature Page Follows]</p>

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 16th day of December , 2022.

By: _John Timberlake_
President

John Timberlake

STOCKHOLDERS' AGREEMENT

This Stockholders' Agreement (this "***Agreement***") is made as of this 30th day of September, 2021, among Berkshire Biomedical Corporation, a Delaware corporation (the "***Company***"), and each stockholder of the Company set forth on <u>Schedule II</u> hereto (collectively, the "***Stockholders***"). The Company and the Stockholders are sometimes referred to herein as the "***Parties***" and individually a "***Party***."

WHEREAS, the Stockholders are the beneficial owners of shares of Capital Stock (as defined below) of the Company; and

WHEREAS, the Company and the Stockholders deem it to be in their best interests to regulate certain of their rights in connection with their interests in the Company and to restrict the sale, assignment, transfer, encumbrance or other disposition of the equity securities of the Company owned or held by the Stockholders from time to time, and desire to enter into this Agreement in order to effectuate those purposes.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Company and the Stockholders agree as follows:

ARTICLE I
RESTRICTIONS ON TRANSFER

I.1   <u>**Restrictions on the Transfer of Capital Stock**</u>.

(a)   Except as specifically provided in this Agreement, a Transfer of Capital Stock may not be effected without the consent of the Board.

(b)   Any attempted Transfer by a Stockholder of an interest or right, or any part thereof, in or in respect of the Company other than in accordance with this Agreement shall be, and is hereby declared, null and void *ab initio*; in enforcing this provision, the Company may hold and refuse to Transfer any Capital Stock on its books and records, in addition, and without prejudice, to any and all other rights or remedies which may be available to the Company or any Stockholder.

I.2   <u>**Permitted Transfers**</u>.

(a)   Notwithstanding anything in this Agreement to the contrary, Estate Planning Transfers and Transfers made pursuant to <u>Sections 1.4</u> or <u>1.5</u>, do not require the specific approval of the Transferor, the other Stockholders, or the Board (each, a "***Permitted Transfer***" and the transferee in a Permitted Transfer, a "***Permitted Transferee***"); <u>provided</u> that any proposed Permitted Transferee shall execute a joinder to this Agreement prior to the effectiveness of any Permitted Transfer, and the Company shall not be obligated to record any proposed Permitted Transfer in the absence of such joinder.

(b)   The Company shall be entitled to not recognize any purported Transfer of Capital Stock, unless and until the applicable provisions of <u>Section 1.1(a)</u> and this <u>Section 1.2</u>

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have been satisfied and the Board has received, on behalf of the Company, an executed joinder to this Agreement by the Person to whom or which the Capital Stock or part thereof is Transferred and such Person's spouse, if any, and a document (i) executed by both the Transferor (or if the Transfer is on account of the liquidation, death, or disability of the Transferor, its Stockholder Representative or other representative, as applicable) and the Person to whom or which the Capital Stock or part thereof is Transferred, (ii) including the notice address of any Transferee, (iii) setting forth the number of shares of Capital Stock after the Transfer retained by the Transferor and the number Transferred to the Transferee (which shares together must total the number of shares of Capital Stock of the Transferor before such Transfer), and (iv) containing a representation and warranty that the Transfer was made in accordance with all applicable laws and regulations (including federal and state securities laws) and the terms of this Agreement. Each Transfer is effective as of the date upon which the Board receives the notification of Transfer and the other requirements of this Section 1.2 have been satisfied.

(c)   For the right of a Stockholder to Transfer any shares Capital Stock, either (A) the Capital Stock or part thereof subject to the Transfer must be registered under the Securities Act and any applicable state securities laws, or (B) the Company must receive a favorable opinion of legal counsel acceptable to the Board to the effect that the Transfer is exempt from registration under those laws. The Board, however, may at their reasonable discretion waive the requirements of this Section 1.2(c).

(d)   The Transferor and Transferee shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the Transfer (including reasonable legal fees incurred in connection with the legal opinions referred to in Section 1.2(c)) on or before the 10th day after the receipt by that Person of the Company's invoice for the amount due. If payment is not made by the date due, the Person owing that amount shall pay interest on the unpaid amount from the date due until paid at a rate per annum equal to the Default Interest Rate.

I.3   **Drag-Along Rights**.

(a)   If (i) the Company or a Preferred Required Interest receives an offer to purchase all of the outstanding Capital Stock or all or substantially all of the Company's assets (an "*Acquisition Transaction*"), and (ii) a Preferred Required Interest desires that such offer be accepted, the Company shall send written notice to all Stockholders not less than 20 days prior to the closing of the Acquisition Transaction.

(b)   The notice delivered pursuant to Section 1.3(a) shall state that a Preferred Required Interest proposes to effect the Acquisition Transaction and shall set forth the material terms and conditions of the Acquisition Transaction, including the name of the Person offering to acquire all of the Capital Stock outstanding or all or substantially all of the assets of the Company (the "*Offeror*") and the proposed purchase price or other consideration to be paid or delivered by the Offeror. Such notice shall be accompanied by such material as may be reasonably sufficient to establish the material terms and conditions of the Acquisition Transaction. Upon receipt of such notice from the Company, the Stockholders shall take all action (including voting their Capital Stock in favor of the Acquisition Transaction and Transferring their Capital Stock) requested by the Company to cause the consummation of the Acquisition Transaction.

(c)   Upon any Transfer of Capital Stock pursuant to this Section 1.3, the price payable to each Stockholder in the Acquisition Transaction shall be determined by a hypothetical sale of assets of the Company followed by the liquidation and dissolution of the Company and a distribution of sale proceeds pursuant to the Certificate.

I.4   **Involuntary Transfers Upon Divorce.**   If any Stockholder that is a natural person (the "*Divorced Stockholder*") shall divorce such Stockholder's spouse, the following provisions shall apply:

(a)   Whether or not the Divorced Stockholder is required to relinquish all or any of its Capital Stock pursuant to a decree of a court in the divorce proceedings, the Divorced Stockholder's spouse (the "*Divorced Spouse*") shall be obligated to sell to the Divorced Stockholder, and the Divorced Stockholder shall have the option, but not the obligation, to purchase from the Divorced Spouse, all or any of the shares of Capital Stock owned or to be owned by the Divorced Spouse (the "*Divorced Spouse's Capital Stock*"). If the Divorced Stockholder fails to purchase all of the Divorced Spouse's Capital Stock within 30 days of the date the divorce decree is entered and becomes final, the Divorced Stockholder shall so inform the Company by notice in writing (the "*Divorce Notice*") stating the class and number of the shares of the Divorced Spouse's Capital Stock not purchased by the Divorced Stockholder (the "*Offered Divorced Spouse's Capital Stock*"). By the Divorced Stockholder delivering the Divorce Notice, the Divorced Spouse shall be deemed to have granted to the Company and the other Stockholders a right to purchase all or a portion of the Offered Divorced Spouse's Capital Stock for the price and upon the terms and conditions set forth in Section 1.8 and this Section 1.4.

(b)   On or before the 30th day (the "*Divorce Company Notice Deadline*") following the date the Company receives the Divorce Notice, the Company may exercise the right to purchase all or any shares of the Offered Divorced Spouse's Capital Stock and shall notify the other Stockholders and the Divorced Spouse of such exercise (or refusal of the Company to exercise).

(c)   If the Company does not elect to purchase all of the shares of Offered Divorced Spouse's Capital Stock, then each other Stockholder shall have until the 15th day following the Divorce Company Notice Deadline within which to notify the Company of such Stockholder's election to purchase such Stockholder's *pro rata* portion (determined by dividing (x) the shares of Capital Stock held by such Stockholder by (y) the total number of shares of Capital Stock held by all Stockholders (other than the Divorced Stockholder)), or a lesser amount, of the Offered Divorced Spouse's Capital Stock that the Company does not timely elect to purchase. If any Stockholder does not timely elect to purchase all of such Stockholder's *pro rata* portion of the Offered Divorced Spouse's Capital Stock (all such shares of Offered Divorced Spouse's Capital Stock that the Stockholders do not timely elect to purchase, the "*Remaining Offered Divorced Spouse's Capital Stock*"), then the Company shall, within 20 days after the Divorce Company Notice Deadline, notify the Stockholders of the availability of the Remaining Offered Divorced Spouse's Capital Stock, and each Stockholder that elected to purchase all of such Stockholder's *pro rata* portion of the Offered Divorced Spouse's Capital Stock may elect, by notifying the Company and the Divorced Spouse in writing within 30 days after the Divorce Company Notice Deadline, to purchase such Stockholder's *pro rata* portion (determined by

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dividing (x) the shares of Capital Stock held by such Stockholder by (y) the total shares of Capital Stock held by all Stockholders electing to purchase their *pro rata* portions of the Remaining Offered Divorced Spouse's Capital Stock) of the Remaining Offered Divorced Spouse's Capital Stock.

(d)   Upon determination of number of shares of the Offered Divorced Spouse's Capital Stock to be purchased by the Company or the Stockholders, the Company, on the Company's behalf and on behalf of the Stockholders who are purchasing the Offered Divorced Spouse's Capital Stock, shall give notice of exercise to the Divorced Spouse within 40 days after the Divorce Company Notice Deadline. Subject to Section 1.8, the Closing of any purchases made by the Company or the Stockholders pursuant to this Section 1.4 will take place 50 days after the Divorce Company Notice Deadline (or if the 50th day is not a Business Day, the first Business Day thereafter).

(e)   If the Company or the Stockholders do not elect to purchase all of the Offered Divorced Spouse's Capital Stock within the period provided, then the Divorced Spouse shall be admitted as a Stockholder with respect to such un-purchased shares of Offered Divorced Spouse's Capital Stock, provided that the Divorced Spouse shall, prior to admission as a Stockholder, execute and deliver to the Company a joinder to this Agreement.

I.5   **Involuntary Transfers Upon Death of a Stockholder's Spouse.** If, upon the death of a Stockholder's spouse (the "***Deceased Spouse***"), all or any portion of the shares of Capital Stock held by such Stockholder (the "***Widowed Stockholder***") become, pursuant to applicable community property laws, part of the Deceased Spouse's estate and are not otherwise devised back to the Widowed Stockholder (such shares of Capital Stock, the "***Deceased Spouse Capital Stock***"), the following provisions shall apply:

(a)   Upon the death of the Deceased Spouse, the Stockholder Representative for such Deceased Spouse shall promptly give notice of such death (the "***Spouse Death Notice***") to the Company, and the Stockholder Representative shall be deemed to have granted to the Widowed Stockholder and the Company an option to purchase any and all of the Deceased Spouse Capital Stock for the price and upon the terms and conditions set forth in Section 1.8 and this Section 1.5.

(b)   On or before the 60th day (which will be tolled to the extent required by applicable law to allow for the settling of the Deceased Spouse's estate prior to the exercise of such purchase option) (the "***Widowed Stockholder Notice Deadline***") following the date the Company receives the Spouse Death Notice, the Widowed Stockholder shall notify the Company of the amount of the Deceased Spouse Capital Stock that the Widowed Stockholder elects to purchase.

(c)   If the Widowed Stockholder notifies the Company that the Widowed Stockholder will exercise the Widowed Stockholder's option to purchase none or less than all of the Deceased Spouse Capital Stock, or if the Widowed Stockholder fails to timely notify the Company of the Widowed Stockholder's exercise in accordance with Section 1.5(b), then the Company shall have until the 15th day following the Widowed Stockholder Notice Deadline to

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notify the Widowed Stockholder of the Company's election to purchase all or any portion of the Deceased Spouse Capital Stock that the Widowed Stockholder does not timely elect to purchase.

(d)   Upon determination of the amount of the Deceased Spouse Capital Stock to be purchased by the Widowed Stockholder or the Company, the Company, on the Company's behalf and on behalf of the Widowed Stockholder (or the Widowed Stockholder on his own behalf), shall give notice of exercise to the Stockholder Representative within 30 days after the Widowed Stockholder Notice Deadline.

(e)   If the Widowed Stockholder or the Company do not elect to purchase all of the Deceased Spouse Capital Stock within the period provided, then the Stockholder Representative may Transfer (without further consent by the Board) all remaining Deceased Spouse Capital Stock in accordance with the Deceased Spouse's estate; provided that each such transferee shall, prior to admission as a Stockholder, execute and deliver to the Company a joinder to this Agreement.

I.6   **Involuntary Transfers Upon Death of a Stockholder**.

(a)   With respect to Stockholders that are natural persons, upon the death of such a Stockholder, the Stockholder Representative for such Stockholder shall promptly give notice (the "***Death Notice***") to the Company, and the Stockholder Representative shall be deemed to have granted to the Company and the other Stockholders (the "***Surviving Stockholders***") an option to purchase any and all of the shares of Capital Stock owned or controlled by the Stockholder Representative (such shares, the "***Estate Capital Stock***") for the price and upon the terms and conditions set forth in Section 1.8 and this Section 1.6.

(b)   On or before the 30th day (the "***Death Company Notice Deadline***") following the date the Company receives the Death Notice, the Company shall notify all Surviving Stockholders of the amount of the Estate Capital Stock that the Company elects to purchase.

(c)   If the Company notifies the Surviving Stockholders that the Company will exercise the Company's option to purchase none or less than all of the Estate Capital Stock, or if the Company fails to timely notify the Surviving Stockholders of the Company's exercise in accordance with Section 1.6(b), then each Surviving Stockholder shall have until the 15th day following the Death Company Notice Deadline to notify the Company of such Surviving Stockholder's election to purchase such Surviving Stockholder's *pro rata* portion (determined by dividing (x) the shares of Capital Stock held by such Surviving Stockholder by (y) the total shares of Capital Stock held by all Surviving Stockholders), or a lesser amount, of the Estate Capital Stock that the Company does not timely elect to purchase. If any Surviving Stockholder does not timely elect to purchase all of such Surviving Stockholder's *pro rata* portion of the Estate Capital Stock (all such Estate Capital Stock that the Surviving Stockholders do not timely elect to purchase, the "***Remaining Estate Capital Stock***"), then the Company shall, within 20 days after the Death Company Notice Deadline, notify the Surviving Stockholders of the availability of the Remaining Estate Capital Stock, and each Surviving Stockholder that elected to purchase all of such Surviving Stockholder's *pro rata* portion of the Estate Capital Stock may elect, by notifying the Company in writing within 30 days after the Death Company Notice

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Deadline, to purchase such Surviving Stockholder's *pro rata* portion (determined by dividing (x) the shares of Capital Stock held by such Surviving Stockholder by (y) the total shares of Capital Stock held by all Surviving Stockholders electing to purchase their *pro rata* portions of the Remaining Estate Capital Stock) of the Remaining Estate Capital Stock.

(d)   Upon determination of the amount of the Estate Capital Stock to be purchased by the Company or the Surviving Stockholders, the Company, on the Company's behalf and on behalf of the Surviving Stockholders who are purchasing the Estate Capital Stock, shall give notice of exercise to the Stockholder Representative within 40 days after the Death Company Notice Deadline. Subject to Section 1.8, the Closing of any purchases made by the Company or the Surviving Stockholders pursuant to this Section 1.6 will take place 50 days after the Death Company Notice Deadline (or if the 50th day is not a Business Day, the first Business Day thereafter).

(e)   If the Company or the Surviving Stockholders do not elect to purchase all of the Estate Capital Stock within the period provided, then the Stockholder Representative may Transfer (without further consent by the Board) all remaining Estate Capital Stock in accordance with the deceased Stockholder's estate; provided that each such transferee shall, prior to admission as a Stockholder, execute and deliver to the Company a joinder to this Agreement.

I.7   **Involuntary Transfers Upon Bankruptcy**.

(a)   If any Stockholder (the "***Bankrupt Stockholder***") shall (i) be adjudicated as bankrupt or insolvent, (ii) file a petition in bankruptcy, reorganization, insolvency, readjustment of debt, or arrangement under any bankruptcy, insolvency, dissolution, or liquidation law, file an answer admitting the material allegations of a petition filed against him in any proceeding under such law, or take any action for the purpose of effecting any of the foregoing, (iii) becomes an involuntary debtor in a case under either Chapter 7 or 11 of the United States Bankruptcy Code and fails to achieve a dismissal of the case within 90 days, or, with respect to a Chapter 11 case in which an order for relief is entered prior to the expiration of 90 days, fails to achieve confirmation of a plan of reorganization within 180 days of the commencement of the involuntary case, or (iv) has issued or levied against any of such Stockholder's Capital Stock any writ or warrant of attachment or execution or similar process and the same shall not be released, vacated, or bonded within 60 days after issue or levy, such Bankrupt Stockholder shall notify the Company of such event (the "***Bankruptcy Notice***"). By the Bankrupt Stockholder delivering the Bankruptcy Notice, the Bankrupt Stockholder shall be deemed to have granted to the Company and the other Stockholders (the "***Non-Bankrupt Stockholders***") a right to purchase all or a portion of the Bankrupt Stockholder's shares of Capital Stock (the "***Bankruptcy Capital Stock***") for the price and upon the terms and conditions set forth in Section 1.8 and this Section 1.7.

(b)   On or before the 30th day (the "***Bankruptcy Company Notice Deadline***") following the date the Company receives the Bankruptcy Notice, the Company may exercise the right to purchase all or any portion of the Bankruptcy Capital Stock and shall notify the Non-Bankrupt Stockholders of such exercise (or refusal of the Company to exercise).

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(c)   If the Company does not elect to purchase all of the Bankruptcy Capital Stock, then each Non-Bankrupt Stockholder shall have until the 15th day following the Bankruptcy Company Notice Deadline within which to notify the Company of such Non-Bankrupt Stockholder's election to purchase such Non-Bankrupt Stockholder's *pro rata* portion (determined by dividing (x) the shares of Capital Stock held by such Non-Bankrupt Stockholder by (y) the total shares of Capital Stock held by all Non-Bankrupt Stockholders), or a lesser amount, of the Bankruptcy Capital Stock that the Company does not timely elect to purchase. If any Non-Bankrupt Stockholder does not timely elect to purchase all of such Non-Bankrupt Stockholder's *pro rata* portion of the Bankruptcy Capital Stock (all such Bankruptcy Capital Stock that the Non-Bankrupt Stockholders do not timely elect to purchase, the "***Remaining Bankruptcy Capital Stock***"), then the Company shall, within 20 days after the Bankruptcy Company Notice Deadline, notify the Non-Bankrupt Stockholders of the availability of the Remaining Bankruptcy Capital Stock, and each Non-Bankrupt Stockholder that elected to purchase all of such Non-Bankrupt Stockholder's *pro rata* portion of the Bankruptcy Capital Stock may elect, by notifying the Company in writing within 30 days after the Bankruptcy Company Notice Deadline, to purchase such Non-Bankrupt Stockholder's *pro rata* portion (determined by dividing (x) the Capital Stock held by such Non-Bankrupt Stockholder by (y) the total Capital Stock held by all Non-Bankrupt Stockholders electing to purchase their *pro rata* portions of the Remaining Bankruptcy Capital Stock) of the Remaining Bankruptcy Capital Stock.

(d)   Upon determination of the amount of the Bankruptcy Capital Stock to be purchased by the Company or the Non-Bankrupt Stockholders, the Company, on the Company's behalf and on behalf of the Non-Bankrupt Stockholders, shall give notice of exercise to the Bankrupt Stockholder within 40 days after the Bankruptcy Company Notice Deadline.

(e)   If the Company or the Non-Bankrupt Stockholders do not elect to purchase all of the Bankruptcy Capital Stock within the period provided, then Bankrupt Stockholder may Transfer (without further consent by the Board) all remaining Bankruptcy Capital Stock as directed by the trustee in such bankruptcy or similar proceedings; provided that each such transferee shall, prior to admission as a Stockholder, execute and deliver to the Company a joinder to this Agreement.

I.8   **Terms of Sale**.

(a)   **Purchase Price**. The purchase price for Capital Stock purchased under Sections 1.4, 1.5, 1.6, and 1.7 shall be equal to the Fair Market Value of such Capital Stock.

(b)   **Method of Payment**.

(i)   If the Company purchases Capital Stock pursuant to any of Sections 1.4, 1.5, 1.6, or 1.7, the Company may, in its sole discretion, pay the applicable purchase price in cash at Closing, pursuant to a promissory note (a "***Note***"), or pursuant to a combination of cash at Closing and a Note.

(A)   If the Company elects, in its sole discretion, to issue a Note in connection with the purchase of Capital Stock pursuant to Sections 1.4, 1.5, 1.6, or 1.7, the

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Note shall be an unsecured, nonnegotiable promissory note that shall provide for the payment of principal in three equal annual installments, the first of which shall be due on the first anniversary of the Closing. The Note shall bear interest, payable at the time each installment of principal is payable under the Note, at an annual rate equal to the lesser of (x) the General Interest Rate or (y) the maximum rate allowed by law, until all amounts under the Note have been paid. The Note shall provide full privilege of prepayment of all or any part of the principal and interest at any time without penalty or premium and shall provide for written notice and a 10-day cure period in the event of a failure to timely pay any installment.

(B)   The Note shall become immediately due and payable upon the sale (*i.e.*, a single transaction or a series of related transactions) of (x) all of the then-outstanding shares of Capital Stock to a Person that is not an Affiliate of the payor under the Note or (y) all or substantially all of the Company's assets to a Person that is not an Affiliate of the payor under the Note.

(ii)   If any Stockholder purchases Capital Stock pursuant to any of Sections 1.4, 1.5, 1.6, or 1.7, each such purchaser shall pay the applicable purchase price in cash at Closing, unless otherwise agreed to between the Persons who are a party to such transaction.

(c)   **Consideration**. The Stockholders (i) acknowledge and agree that the purchase price payable pursuant to any of Sections 1.4, 1.5, 1.6, and 1.7 is fair and reasonable (notwithstanding that the purchase price may be of nominal value) and (ii) will not challenge the enforceability or validity of such purchase price.

(d)   **Closing**. Each Closing shall take place on (i) the day set forth elsewhere in this ARTICLE I or (ii) the 30th day following the final date on which the purchase is capable of being made or the option is capable of acceptance (or if such date is not a Business Day, then the first Business Day thereafter) at 10:00 a.m., Dallas, Texas time, in the Company's principal office, or at such other date and at such other time and place that may be agreed to by the Persons purchasing and selling the Capital Stock; provided, however, that such Closing shall be (A) delayed as long as is reasonably necessary to allow for the determination of the Fair Market Value of such Capital Stock and (B) delayed as long as is reasonably necessary to allow the Stockholder Representative of any Stockholder whose shares of Capital Stock are to be sold to properly qualify as such in order that such Stockholder Representative has all necessary authority to convey the shares of Capital Stock. At the Closing, the Persons who are a party to such transaction shall take all action necessary to Transfer the shares of Capital Stock to be Transferred in accordance with this Agreement, free of all liens, claims, and encumbrances.

I.9   **No Preemptive Rights.**   No Stockholder shall have any preemptive or preferential right to acquire any shares of Capital Stock or security of any class that may at any time be issued, sold, or offered for sale by the Company.

I.10   **Share Certificates**. The Company shall hold in trust any stock certificates or instruments representing Capital Stock held by a Stockholder at the Company's principal place of business. Upon request, the Company shall present a Stockholder with any stock certificates or instruments representing Capital Stock held by such Stockholder that are held in trust by the

Company. Each certificate or instrument representing Capital Stock held by a Stockholder, shall be stamped or otherwise imprinted with a legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF THE STOCKHOLDERS' AGREEMENT DATED AS OF SEPTEMBER 30, 2021, AMONG THE COMPANY AND CERTAIN OTHER PERSONS SIGNATORY THERETO, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY. SUCH TRANSFER RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SECURITIES.

Each Stockholder hereby consents to the Company making a notation in its records and giving instructions to any transfer agent of the Capital Stock in order to implement the restrictions on transfer set forth in this Section 1.10.

ARTICLE II
GENERAL PROVISIONS

II.1   **Term**. This Agreement shall terminate upon an Acquisition Transaction or as mutually agreed by a Preferred Require Interest (regardless of whether any other Person has since the date hereof become a Stockholder).

II.2   **Notices**.   Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested, or by delivering that writing to the recipient in person, by national commercial courier service, by facsimile transmission, or by electronic mail. A notice, request, or consent given under this Agreement: (a) by mail will be deemed effective three Business Days after it is deposited in the United States mail in the manner specified herein; (b) by national commercial courier service will be deemed effective the first Business Day after it is delivered to such service; and (c) by facsimile or electronic mail will be deemed effective on the day immediately following the day upon which such facsimile or electronic mail is sent. All notices, requests, and consents to be sent to a Stockholder must be sent to or made at the addresses given for that Stockholder set forth on their signature page or such other address as that Stockholder may specify by notice to the other Stockholders. Unless otherwise specified in this Agreement or otherwise permitted by the Board, any notice, request, or consent to the Company or the Board must be given to the Board at the principal office of the Company. Whenever any notice is required to be given by law, the

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Certificate, the Bylaws, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

II.3   **Entire Agreement**.   This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

II.4   **Effect of Waiver or Consent**. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations under this Agreement or with respect to the Company is not a consent to or waiver of any other breach or default in the performance by that Person of the same or any other obligations of that Person under this Agreement or with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to this Agreement or the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

II.5   **Amendment or Modification**.   This Agreement may be amended or modified from time to time only by a written instrument executed and agreed to by the Board and a Preferred Required Interest. Any amendment or waiver so effected shall be binding upon the Company, the Stockholders and all of their respective successors and permitted assigns whether or not such party, assignee or other stockholder entered into or approved such amendment or waiver. Notwithstanding the foregoing, <u>Schedule II</u> hereto may be amended by the Company from time to time to add information regarding additional investors or other Stockholders without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination or waiver.

II.6   **Binding Effect**.   Subject to the restrictions on Transfer set forth in this Agreement, this Agreement is binding on and inures to the benefit of the Stockholders and their respective heirs, legal representatives, successors, and assigns.

II.7   **Stock Split**.   All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

II.8   **Successors and Assigns; Transferees**.   Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties (including transferees of any shares of Capital Stock). All Transferees shall, as a condition to such Transfer, deliver a joinder to this Agreement as confirmation that such Transferee shall be bound by all the terms and conditions of this Agreement as a Stockholder, including the obligations of a Stockholder with respect to Proposed Transfers.

II.9   **Third Parties; Assignment**. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

II.10   **Additional Stockholders**.   Notwithstanding anything to the contrary contained herein, in the event that after the date of this Agreement, the Company issues shares of Capital Stock, or options to purchase Capital Stock, to any person or entity, including any employee or consultant, the Company shall, as a condition to such issuance, cause such person or entity to execute a joinder hereto as a Stockholder.

II.11   **Governing Law; Venue; Severability**.   THIS AGREEMENT IS GOVERNED BY AND SHALL BE ENFORCED UNDER AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICT OF LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. Subject to Section 2.12, if any action is brought to enforce or interpret this Agreement, venue for such action shall be proper in any state of federal court sitting in Dallas County, Texas, and the parties to this Agreement each irrevocably (a) submit to the exclusive jurisdiction of the state courts of the State of Texas over any action or proceeding arising out of a breach of this Agreement, (b) agree that all claims in respect of such action or proceeding may be heard and determined in such courts, (c) waive, to the fullest extent they may effectively do so, the defense of an inconvenient or inappropriate forum to the maintenance of such action or proceeding, and (d) waive any defense based on lack of personal jurisdiction of any such purpose. In the event of a direct conflict between the provisions of this Agreement and (x) any provision of the Certificate, (y) any mandatory provision of the DGCL, or (z) any provision of the Bylaws, the applicable provision of the Certificate, the DGCL, or the Bylaws shall control. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

II.12   **Dispute Resolution**.   Any dispute, controversy, or claim arising out of or relating to this Agreement, or the validity, interpretation, enforceability, or breach thereof, which is not settled by agreement between the parties thereto, shall be settled by arbitration in Dallas, Texas, in accordance with the Commercial Arbitration Rules of the American Arbitration Association or any successor organization (the "*Association*").   The arbitration shall be conducted by one arbitrator, who shall be selected by obtaining a list of proposed arbitrators from the Association and allowing each party to the dispute to strike from such list the names of the individuals such party believes should not serve as the arbitrator.   The first individual whose name appears on such list and is not stricken by any party to the dispute shall serve as the arbitrator.   The arbitrator thus selected shall determine the controversy in accordance with the terms of this Agreement and the laws of the State of Texas as applied to the facts found by him.   The parties to such dispute shall be entitled to conduct reasonable discovery, in accordance with the Texas Rules of Civil Procedure and applicable case law, prior to the arbitration hearing.   The decision of the arbitrator shall be final and binding on the parties thereto.   A judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction, or application may be made to such court for judicial acceptance of the award and an order of enforcement, as the case may be.   The

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expenses of such arbitration, including the fee, if any, of the arbitrator, shall be divided between the parties to the dispute on an equal basis unless otherwise specified in the arbitrator's award. Each party to the dispute shall pay the fees and expenses of its own witnesses and counsel, unless the arbitrator shall specify otherwise in the award. Nothing herein shall be construed to limit the right of any Party to seek injunctive relief pursuant to the provisions of <u>Section 2.6</u> in any state of federal court sitting in Dallas County, Texas, in lieu of or in addition to its right to pursue arbitration of the matter, nor shall this provision be construed to limit the right of any Party to enforce through court action any unsatisfied judgment entered with respect to an arbitration award hereunder.

II.13 **Further Assurances**. In connection with this Agreement and the transactions contemplated hereby, each Party shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

II.14 **Waiver of Certain Rights**. Each Stockholder irrevocably waives any right it may have to maintain any action for winding up the Company or for any partition of the property of the Company.

II.15 **Indemnification; Enforcement**. To the fullest extent permitted by law, each Stockholder shall indemnify the Company, each Director, and each other Stockholder and hold them harmless from and against all losses, costs, liabilities, damages, and expenses (including costs of suit and attorney's fees) they may incur on account of any breach by that Stockholder of this Agreement. The Company and each Stockholder agrees that the breach of such party's obligations under this Agreement may cause irreparable injury to the other parties and that any remedy at law may be inadequate. Each of the Company and the Stockholders therefore agrees that, in case of any such breach or threatened breach, in addition to any other remedies available to the other parties at law or in equity, such other party or parties may be entitled to seek (i) to obtain temporary, preliminary, and permanent injunctive relief and other equitable relief and (ii) to seek to recover from such party monetary damages arising from such breach and directly related to such proceeding for equitable relief and all costs and expenses (including attorneys' fees) incurred by such other party or parties in connection therewith.

II.16 **Notice to Stockholders of Provisions of this Agreement**. By executing this Agreement, each Stockholder acknowledges that it has actual notice of (a) all of the provisions of this Agreement, including the restrictions on the Transfer of Capital Stock set forth in <u>ARTICLE I</u>, (b) all of the provisions of the Certificate, and (c) all of the provisions of the Bylaws.

II.17 **Counterparts**. This Agreement may be executed in any number of counterparts (including by facsimile or portable document format (PDF)), each of which shall be deemed an original and all of which together shall constitute one and the same instrument. At the request of any Stockholder, the Stockholders will confirm facsimile or PDF counterparts by signing a duplicate original document.

II.18 **Creditors**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

II.19 **Spouses**. By executing this Agreement, each spouse of a Stockholder agrees to be bound in all respects by the terms of this Agreement to the same extent as a Stockholder. Each spouse further agrees that should such spouse predecease the Stockholder to whom such spouse is married or should such spouse become divorced from such Stockholder, the Capital Stock which such spouse may own or in which such spouse may have an interest shall remain subject to all of the restrictions and to all of the rights of the Stockholder contained in this Agreement.

II.20 **Definitions**. Capitalized terms contained herein shall have the meanings set forth in Schedule I, which is incorporated by reference herein.

II.21 **Construction**. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) The terms defined in Schedule I and elsewhere in this Agreement include the plural as well as the singular;

(b) Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter;

(c) The words "herein," "hereof," "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, or other subdivision;

(d) All accounting terms not otherwise defined in this Agreement have the meanings ascribed to them in accordance with GAAP;

(e) All dollar amounts are expressed in United States funds;

(f) The terms "include," "includes," and "including" are not limiting;

(g) The term "or" means "and/or"; and

(h) Unless the context clearly indicates otherwise, all references to an Article or a Section refer to articles and sections of this Agreement, and all references to Schedules or Exhibits are to Schedules or Exhibits attached hereto, each of which is made a part hereof for all purposes.

II.22 **Representation**. The Company and each of the Stockholders acknowledge and understand that Foley & Lardner LLP ("*Foley*") has represented only the Company and Rouse Asset Management, LLC in connection with the preparation of this Agreement, and that Foley has not represented any of the Stockholders (other than Rouse Asset Management, LLC) regarding this Agreement or any of the transactions contemplated in connection herewith. Each of the Stockholders (other than Rouse Asset Management, LLC) acknowledges and affirms that such Stockholder has had the opportunity to and has been advised to consult with legal counsel of such Stockholder's choosing regarding this Agreement and the transactions contemplated in connection herewith and that such Stockholder has not relied upon Foley to provide such Stockholder with any legal advice, nor has Foley provided any such advice.

The undersigned have executed this Agreement as of the Effective Date.


<u>COMPANY</u>:


BERKSHIRE BIOMEDICAL CORPORATION

By: _____
      John Timberlake, Chief Executive Officer

Address:_____
_____
_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

ROUSE ASSET MANAGEMENT, LLC

By: _____
     Thomas M. Rouse, President

Address:_____
_____
_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

_____

Susan Owen, individually

Address:_____

_____

_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

_____
Christy Corey, individually

Address:_____
_____
_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

_____

Lee Moffitt, individually

Address:_____

_____

_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

_____
Judy Browning, individually

Address:_____
_____
_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

GRAVEL HILL CAPITAL, LLC

By: _____

Name: _____

Title: _____

Address:_____

_____

_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

_____

John Kirkpatrick, individually

Address:_____

_____

_____

The undersigned has executed this Agreement as of the Effective Date.

STOCKHOLDER:

_____

Susan Pacek, individually

Address:_____

_____

_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

_____
Thomas King, individually

Address:_____
_____
_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

_____
Martha Hulse, individually

Address:_____
_____
_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

_____
Geoffrey Ling, individually

Address:_____
_____
_____

The undersigned has executed this Agreement as of the Effective Date.

STOCKHOLDER:

DEASON CAPITAL, LLC

By: _____

Name: _____

Title: _____

Address:_____

_____

_____

The undersigned has executed this Agreement as of the Effective Date.

STOCKHOLDER:

BULL RUN INVESTMENTS, LLC

By: _____

Name: _____

Title: _____

Address:_____

_____

_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

_____
Thomas M. Rouse, individually

Address:_____

_____

_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

_____
Deirdre Edwards Rouse, individually

Address:_____
_____
_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

_____
Stephen S. Kinney, individually

Address:_____
_____
_____

The undersigned has executed this Agreement as of the Effective Date.

<u>STOCKHOLDER</u>:

_____
John Timberlake, individually

Address:_____
_____
_____

Schedule I

Definitions

"***Acquisition Transaction***" has the meaning given that term in Section 1.3(a).

"***Affiliate***" means, with respect to a specified Person, (i) any Person directly or indirectly owning, controlling or holding with power to vote 50% or more of the outstanding voting securities or other ownership interests of the specified Person, (ii) any Person 50% or more of whose outstanding voting securities or other ownership interests are directly or indirectly owned, controlled or held with power to vote by the specified Person, (iii) any Person directly or indirectly controlling, controlled by, or under common control with the specified Person, (iv) in the case of a corporation, any officer or director of such corporation, (v) in the case of a partnership, any general partner of such partnership, (vi) in the case of a limited liability company, any manager or managing stockholder of such limited liability company, (vii) any spouse, issue, parent, sibling or lineal descendant of any individual described in clauses (i) through (vi) above or any Person controlled by any of the foregoing individuals, or (viii) any trust for the benefit of any individual described in clauses (i) through (vi) above or for the benefit of any spouse, issue, parent, sibling, or lineal descendant of any individual described in clauses (i) through (vi) above.

"***Agreement***" has the meaning given that term in the preamble hereof.

"***Association***" has the meaning given that term in Section 2.12.

"***Bankrupt Stockholder***" has the meaning given that term in Section 1.7(a).

"***Bankruptcy Capital Stock***" has the meaning given that term in Section 1.7(a).

"***Bankruptcy Company Notice Deadline***" has the meaning given that term in Section 1.7(b).

"***Bankruptcy Notice***" has the meaning given that term in Section 1.7(a).

"***Board***" means the Board of Directors of the Company.

"***Business Day***" means any day other than a Saturday, a Sunday, or a day on which the Federal Reserve Bank of Dallas, Texas is closed.

"***Bylaws***" means Bylaws of the Company, as it may be amended or restated from time to time.

"***Capital Stock***" means shares of Class A-1 Preferred Stock, Class A-2 Preferred Stock, Class A-3 Preferred Stock, Class B Preferred Stock, Class A Common Stock, Class B Common Stock, or any other equity securities of the Company (whether now outstanding or hereafter issued in any context), and shares of Class A-1 Preferred Stock, Class A-2 Preferred Stock, Class A-3 Preferred Stock, Class B Preferred Stock, Class A Common Stock, Class B Common Stock issued or issuable upon conversion of any other equity securities, stock options, warrants, or other convertible securities of the Company, in each case now owned or subsequently acquired by any Stockholder or their respective successors or permitted transferees or assigns.

"*Capitalization Table*" means the capitalization table of the Company maintained in the Company's books and records, and as such is set forth in Schedule II as of the Effective Date, and as may be amended from time to time in accordance with this Agreement.

"*Certificate*" means the certificate of incorporation of the Company, as it may be amended or restated from time to time.

"*Change of Control*" means, with respect to a given Person, (i) the sale, conveyance, or other disposition of all or substantially all of the assets, property, or business of such Person or (ii) the transfer (whether by merger, consolidation, or otherwise) or issuance of such Person's securities, in one transaction or a series of related transactions, to a Person or group of Affiliated Persons if, after such transfer or issuance, the Person or group of Affiliated Persons receiving such transfer or issuance would hold 50% or more of the outstanding voting securities of such Person (or the surviving or acquiring entity).

"*Closing*" means the closing of a Transfer of Capital Stock pursuant to Article I.

"*Company*" means Berkshire Biomedical Corporation, a Delaware corporation.

"*Death Company Notice Deadline*" has the meaning given that term in Section 1.6(b).

"*Death Notice*" has the meaning given that term in Section 1.6(a).

"*Deceased Spouse*" has the meaning given that term in Section 1.5.

"*Deceased Spouse Capital Stock*" has the meaning given that term in Section 1.5.

"*Default Interest Rate*" means a rate per annum equal to the lesser of (i) the General Interest Rate, plus 2% per annum, and (ii) the maximum rate permitted by applicable law.

"*DGCL*" means the Delaware General Corporation Law and any successor statute, as amended from time to time.

"*Director*" means any director of the Company.

"*Divorce Company Notice Deadline*" has the meaning given that term in Section 1.4(b).

"*Divorced Spouse*" has the meaning given that term in Section 1.4(a).

"*Divorced Spouse's Capital Stock*" has the meaning given that term in Section 1.4(a).

"*Divorced Stockholder*" has the meaning given that term in Section 1.4.

"*Effective Date*" has the meaning given that term in the preamble hereof.

"*Estate Capital Stock*" has the meaning given that term in Section 1.6(a).

"**Estate Planning Transfers**" means, with respect to any Stockholder that is a natural person, any Transfer of Capital Stock to (i) a trust principally for the benefit of the Stockholder or the Stockholder's spouse or lineal descendants, the sole trustee of which is the Stockholder (so long as the Stockholder is alive and not disabled), another Stockholder or any Person approved by the Board, or (ii) a corporation, limited liability company or other entity that is directly controlled by the Stockholder and wholly-owned collectively by the Stockholder or the Stockholder's spouse or lineal descendants or another Stockholder; provided, however, that, with respect to any Estate Planning Transfer to a Person described in the foregoing item (ii), any Change of Control with respect to such Person shall constitute a new Transfer and shall again be subject to Section 1.1. As used in this definition, the term "controlled" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise.

"**Fair Market Value**" means, with respect to any Capital Stock or any property, the fair market value as determined by one of the following methods: (i) by the good faith determination of the Board or (ii) if, with respect to any purchase and sale of Capital Stock pursuant to Sections 1.4, 1.5, 1.6, or 1.7, the Transferor of such Capital Stock disagrees with the Board's determination pursuant to clause (i) above, then by a nationally recognized independent accounting firm or financial appraisal firm chosen by the Board. Any valuation of Capital Stock shall be made based on what such Capital Stock would receive in a hypothetical sale of the Company's assets to a Person not Affiliated with the Company or any Stockholder, followed by the liquidation and dissolution of the Company and a distribution of sale proceeds pursuant to the Certificate, subject to applicable discounts for minority ownership or lack of marketability. Further, any valuation of Capital Stock shall be made without regard to the death or disability of the applicable Stockholder, and any such valuation made in connection with a proposed Transfer of Capital Stock shall not take into account such Transfer or the death of a Stockholder requiring such Transfer. If the Fair Market Value is determined pursuant to clause (ii) above, the fees and expenses of the firm that determines the Fair Market Value shall be borne 50% by the Transferor and 50% by the transferee of the Capital Stock.

"**Foley**" has the meaning given that term in Section 2.22.

"**GAAP**" means United States generally accepted accounting principles, consistently applied.

"**General Interest Rate**" means a rate per annum, compounded annually, equal to the lesser of (i) 8% per annum and (ii) the maximum rate permitted by applicable law.

"**Non-Bankrupt Stockholders**" has the meaning given that term in Section 1.7(a).

"**Note**" has the meaning given that term in Section 1.1(a)(i).

"**Offered Divorced Spouse's Capital Stock**" has the meaning given that term in Section 1.4(a).

"**Offeror**" has the meaning given that term in Section 1.3(b).

"**Permitted Transfer**" has the meaning given that term in Section 1.2(a).

"**Permitted Transferee**" has the meaning given that term in <u>Section 1.2(a)</u>.

"**Person**" means an individual or a corporation, limited liability company, partnership, trust, estate, unincorporated organization, association, or other entity.

"**Preferred Required Interest**" means the holders of a majority of all outstanding votes entitled to be cast by all Preferred Stockholders, voting as one class.

"**Remaining Bankruptcy Capital Stock**" has the meaning given that term in <u>Section 1.7(c)</u>.

"**Remaining Estate Capital Stock**" has the meaning given that term in <u>Section 1.6(c)</u>.

"**Remaining Offered Divorced Spouse's Capital Stock**" has the meaning given that term in <u>Section 1.4(c)</u>.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Spouse Death Notice**" has the meaning given that term in <u>Section 1.5(a)</u>.

"**Stockholder**" and "**Stockholders**" means any Person executing this Agreement as of the Effective Date as a Stockholder or hereafter admitted to the Company as a Stockholder, but does not include any Person who has ceased to be a Stockholder. Stockholders are, and shall be, listed on <u>Schedule II</u>, as amended from time to time.

"**Stockholder Representative**" means, with respect to a deceased Stockholder or Deceased Spouse, such deceased Stockholder's or Deceased Spouse's heirs, devisees, legatees, executors, administrators, or representatives, as applicable.

"**Surviving Stockholders**" has the meaning given that term in <u>Section 1.6(a)</u>.

"**Transfer**," "**Transferring**," or "**Transferred**" means a sale, assignment, transfer, exchange, gift, mortgage, encumbrance, pledge, grant of a security interest, or other disposition, whether voluntarily or involuntarily by operation of law, whether or not for consideration.

"**Transferee**" means any Person to whom shares of Capital Stock are Transferred in a Transfer permitted under this Agreement.

"**Transferor**" means a Stockholder effecting the Transfer of any shares of Capital Stock in accordance with this Agreement.

"**Widowed Stockholder**" has the meaning given that term in <u>Section 1.5</u>.

"**Widowed Stockholder Notice Deadline**" has the meaning given that term in <u>Section 1.5(b)</u>.

Schedule II

Berkshire Biomedical Corporation
Capitalization Table
as of September 30, 2021

See attached.